UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                           CROCKER REALTY TRUST, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   226826 10 5
                                 (CUSIP Number)


                                 With A Copy To:
   HIGHWOODS PROPERTIES, INC.            SMITH HELMS MULLISS & MOORE, L.L.P.
   3100 Smoketree Court, Suite 600       316 West Edenton Street
   Raleigh, North Carolina 27604         Raleigh, North Carolina 27603
   Attention: Ronald P. Gibson           Attention: Brad S. Markoff
   Tel: (919) 872-4924                   Tel: (919) 755-8731
   Fax: (919) 876-2448                   Fax: (919) 828-7938

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 29, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of _____ Pages
                           Exhibit Index on Page ____

                                  SCHEDULE 13D

CUSIP No. 431284 10 8                              Page 2 of _____ Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Highwoods Properties, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
   3     SEC USE ONLY
   4     SOURCE OF FUNDS*

         BK
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Maryland
                                 7     SOLE VOTING POWER
                                               None
         NUMBER OF
           SHARES                8     SHARED VOTING POWER
        BENEFICIALLY                           22,372,617 (see Item 5)
       OWNED BY EACH
         REPORTING               9     SOLE DISPOSITIVE POWER
        PERSON WITH                            None

                                10     SHARED DISPOSITIVE POWER
                                               None

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  22,372,617 (see Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  82.9% (see Item 5)

  14     TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 431284 10 8                                    Page 2 of _____ Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Cedar Acquisition Corporation

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
   3     SEC USE ONLY
   4     SOURCE OF FUNDS*

         BK
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Maryland
                                 7     SOLE VOTING POWER
                                             None
         NUMBER OF
           SHARES                8     SHARED VOTING POWER
        BENEFICIALLY                         22,372,617 (see Item 5)
       OWNED BY EACH
         REPORTING               9     SOLE DISPOSITIVE POWER
        PERSON WITH                          None

                                10     SHARED DISPOSITIVE POWER
                                             None

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  22,372,617 (see Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  82.9% (see Item 5)

  14     TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 431284 10 8


Item 1.           Security and Issuer.

                  This Statement on Schedule 13D relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Crocker Realty Trust, Inc., a Maryland corporation ("Crocker").

                  The principal executive offices of Crocker are located at 433 Plaza Real, Suite 335, Boca Raton, Florida 33432.

Item 2.           Identity and Background.

                  This  Schedule 13D is being filed by the  following  Reporting
Persons: Highwoods Properties, Inc. ("Highwoods"), a Maryland corporation, and Cedar Acquisition Corporation ("Cedar"), a Maryland corporation.

                  The principal business of Highwoods is the ownership, management, leasing, construction, development and acquisition of office and industrial properties. Highwoods conducts substantially all of its operations through Highwoods/Forsyth Limited Partnership (the "OP"), a limited partnership in which Highwoods is the sole general partner. The address of Highwoods' principal business and principal office is 3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604.

                  The principal business of Cedar is to serve as the acquisition vehicle through which Highwoods will effect the acquisition of Crocker (the "Acquisition"). The address of Cedar's principal business and principal office is 3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604.

                  None of the Reporting Persons have during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party of a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

         Highwoods and Cedar have entered into a Stock Purchase Agreement, dated as of April 29, 1996, with AP CRTI Holdings, L.P., AEW Partners, L.P., Thomas J. Crocker, Barbara F. Crocker, Richard S. Ackerman and Robert E. Onisko (the "Sellers") to purchase 22,372,617 shares of Common Stock of Crocker (the "Shares"). A copy of the Stock Purchase Agreement is filed as Exhibit A hereto and is incorporated herein by reference. The price to be paid is $11.02 per share, subject to adjustment as set forth in the Merger Agreement (defined and incorporated into this Schedule 13D below).

         Highwoods and Cedar have also entered into an Agreement and Plan of Merger with Crocker, dated as of April 29, 1996 (the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit B hereto and is incorporated herein by reference. The agreement provides that Cedar will be merged into Crocker, with Crocker as the surviving entity (the "Merger"). At the effective time of the Merger, each share of Crocker Common Stock held by Cedar or Highwoods (including the Shares) will be canceled, each share of common stock of Cedar will become a share of Common Stock of Crocker, and all other shares of Common Stock of Crocker will be converted into and represent a right to receive $11.02 per share, subject to adjustment as set forth in Section 2.4 of the Merger Agreement.

         The acquisition of the Shares and subsequent cashing out of the remaining shares of Common Stock of Crocker is expected to cost approximately $247 million and $50 million, respectively, totaling approximately $297 million. Highwoods expects to fund the Acquisition through bank loans. Highwoods has obtained a commitment from NationsBank to increase Highwoods' unsecured credit facility from $140 million to $250 million and for a $100 million interim financing facility. A copy of the commitment letter to increase the current credit facility and to provide the interim financing facility is filed as Exhibit C hereto.

Item 4.           Purpose of Transaction.

                  Highwoods and Cedar have entered into the Stock Purchase Agreement as part of their plan to effect the acquisition of Crocker by Highwoods (the "Acquisition").

                  Highwoods and Cedar intend to cause the merger of Cedar into Crocker with Highwoods becoming the sole shareholder of Crocker. Highwoods intends to contribute the shares of common stock of Crocker to the OP in exchange for limited partnership interests therein so that Crocker would be a subsidiary of the OP. Highwoods intends to cause Crocker to issue additional shares of common stock, representing a very small portion of the equity of Crocker, in order to be able to continue to maintain the status of Crocker as a real estate investment trust for tax purposes.

                  The Reporting Persons are evaluating the merits of seeking to obtain additional shares Common Stock of Crocker from certain large holders thereof. Currently, no such plan exists.

                  As set forth at Section 5.3 of the Merger Agreement, which is incorporated herein by reference, Crocker will distribute to its shareholders 243 acres of undeveloped land prior to the Merger.

                  Upon consummation of the Merger, Highwoods plans to effect numerous changes in Crocker, including the termination of the employment of its three executive officers and the probable reduction in the size of the board of directors of Crocker and replacement of its members with current officers or directors of Highwoods. In addition, Highwoods intends to prepay certain outstanding indebtedness of Crocker (expected to total approximately $100 million) and to amend its charter and bylaws.

                  During the period prior to completion of the Merger, it is expected that Crocker will continue to pay its regular quarterly dividend.

                  After consummation of the Merger, the Common Stock will be delisted from the American Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"). It is not yet known whether the same will be true with respect to the outstanding warrants to purchase shares of Common Stock of Crocker.

Item 5.           Interest in Securities of the Issuer.

                  Pursuant to the Stock Purchase Agreement, the Reporting Persons have contracted to purchase shares of Common Stock of Crocker from the Sellers and to demand that the Sellers vote their shares of Common Stock in the manner set forth in the Stock Purchase Agreement. Based on information made available by Crocker, the Reporting Persons believe that they have the right to demand the voting by and to acquire from the Sellers 22,372,617 shares of Common Stock, or approximately 82.9% of the Common Stock outstanding. The Reporting Persons are reporting this 82.9% figure solely for the purpose of establishing how many shares of Common Stock the Reporting Persons may be deemed to have shared voting power under the Stock Purchase Agreement, and such figure should not be relied upon for any other purposes. The Reporting Persons do not have sole power to vote or sole or shared power to dispose of any shares of Crocker.

                  Except as described herein, in the Merger Agreement or in the Stock Purchase Agreement, none of the Reporting Persons have engaged in any transaction involving any securities issued by Crocker within the 60-day period immediately preceding the date of this Schedule 13D and, with the exception of the shares of Common Stock described above which are subject to the Stock Purchase Agreement, none of the Reporting Persons beneficially owns any securities issued by Crocker.

                  Notwithstanding  anything to the  contrary  contained  in this
Schedule 13D, and in accordance with Rule 13d-4 promulgated under Act, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Reporting Persons have entered into the Stock Purchase Agreement with the Sellers. The agreement provides for the transfer of the Shares on or before August 15, 1996 and grants Cedar a proxy to vote with respect to the Shares in connection with the Merger.

                  The Reporting Persons have also entered into the Merger Agreement with Crocker. The Merger Agreement provides that Cedar will be merged into Crocker, with the public shares of Common Stock of Crocker being converted into the right to receive $11.02 per share, subject to adjustment.

                  Except as set forth in the Merger Agreement and the Stock Purchase Agreement, both of which are incorporated by reference herein, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Crocker.


                  JOINT FILING AGREEMENT AND POWER OF ATTORNEY

                  The undersigned signatories of this statement on Schedule 13D hereby agree that this statement is, and any amendments thereto filed by any of them will be, filed on behalf of each of them.


Item 7.           Material to be Filed as Exhibits.


A. Stock Purchase Agreement among AP CRTI Holdings, L.P., AEW Partners, L.P., Thomas J. Crocker, Barbara F. Crocker, Richard S. Ackerman and Robert E. Onisko and Highwoods Properties, Inc. and Cedar Acquisition Corporation, dated as of April 29, 1996.

B. Agreement and Plan of Merger by and among Highwoods Properties, Inc., Crocker Realty Trust, Inc. and Cedar Acquisition Corporation dated as of April 29, 1996.

C. Amended and Restated Commitment Letter between NationsBank, N.A. and Highwoods/Forsyth Limited Partnership dated as of May 7, 1996.

D.      Joint  Filing  Agreement  and Power of Attorney  (included  in Item 6 of
        Schedule 13D).

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATE:    May 9, 1996


                                          CEDAR ACQUISITION CORPORATION


                                          By:       /s/ RONALD P. GIBSON
                                                   Ronald P. Gibson, President



                                          HIGHWOODS PROPERTIES, INC.


                                          By:      /s/ RONALD P. GIBSON
                                                   Ronald P. Gibson, President

                               EXHIBIT INDEX

Exhibit            Item

A. Stock Purchase Agreement among AP CRTI Holdings, L.P., AEW Partners, L.P., Thomas J. Crocker, Barbara F. Crocker, Richard S. Ackerman and Robert E. Onisko and Highwoods Properties, Inc. and Cedar Acquisition Corporation, dated as of April 29, 1996.

B. Agreement and Plan of Merger by and among Highwoods Properties, Inc., Crocker Realty Trust, Inc. and Cedar Acquisition Corporation dated as of April 29, 1996.

C. Amended and Restated Commitment Letter between NationsBank, N.A. and Highwoods/Forsyth Limited Partnership dated as of May 7, 1996.

D.      Joint  Filing  Agreement  and Power of Attorney  (included  in Item 6 of
        Schedule 13D).

                                                                 EXHIBIT A


                                                                  EXECUTION COPY











                            STOCK PURCHASE AGREEMENT




                                      Among

                             AP CRTI HOLDINGS, L.P.,

                               AEW PARTNERS, L.P.,

                               THOMAS J. CROCKER,

                               BARBARA F. CROCKER,

                             RICHARD S. ACKERMAN and

                                ROBERT E. ONISKO

                                       and

                         HIGHWOODS PROPERTIES, INC. and

                          CEDAR ACQUISITION CORPORATION


                           Dated as of April 29, 1996

                  STOCK PURCHASE AGREEMENT dated as of April 29, 1996 among AP CRTI HOLDINGS, L.P., a Delaware limited partnership ("AP") , AEW PARTNERS, L.P., a Delaware limited partnership ("AEW"), Thomas J. Crocker ("Mr. Crocker"), Barbara F. Crocker ("Mrs. Crocker"), Richard S. Ackerman ("Ackerman") and Robert
E. Onisko ("Onisko") (collectively, the "Sellers") and HIGHWOODS PROPERTIES, INC., a Maryland corporation ("Highwoods") and CEDAR ACQUISITION CORPORATION, a Maryland corporation (the "Purchaser") and a subsidiary of Highwoods.


                              W I T N E S S E T H:

                  WHEREAS, each Seller owns (either beneficially or of record) the number of shares of common stock, par value $.01 per share (the "Company Common Stock"), of CROCKER REALTY TRUST, INC., a Maryland corporation (the "Company"), set forth below such Shareholder's name on Exhibit A hereto (all such shares, and together with all shares of the Company Common Stock subsequently acquired or otherwise owned (either beneficially or of record) by any Seller during the Term (as defined in Section 2.03) of this Agreement, being referred to herein as the "Shares"); and

                  WHEREAS, Highwoods and the Company propose to enter into an Agreement and Plan of Merger (as the same may be amended from time to time, the "Merger Agreement"), which provides, upon the terms and subject to the conditions thereof, for the merger of the Purchaser with and into the Company (the "Merger"); and

                  WHEREAS, the Sellers wish to sell to the Purchaser, and the Purchaser wishes to purchase from the Sellers, the Shares, upon the terms and subject to the conditions set forth herein; and

                  WHEREAS, as a condition to the willingness of Highwoods to enter into the Merger Agreement, Highwoods and the Purchaser requested that each Seller agree, and in order to induce Highwoods to enter into the Merger Agreement, each Seller has agreed, to enter into this Agreement; and

                  NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement, the parties hereto agree as follows:

                                    ARTICLE I

                                PURCHASE AND SALE

                  SECTION 1.01. Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing (as defined in Section 1.03), the Sellers shall sell to the Purchaser, and the Purchaser shall purchase from the Sellers, the Shares.

                  SECTION 1.02. Purchase Price. The purchase price per share for the Shares shall be $11.02 (in the aggregate, the "Purchase Price"). In the event the Merger Consideration per share (as defined in the Merger Agreement) is adjusted, the Purchase Price hereunder shall be adjusted in the same manner, such that the Merger Consideration per share and the Purchase Price per share are equal.

                  SECTION 1.03. Closing. Upon the terms and subject to the conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the "Closing") to be held at the offices of Smith Helms Mulliss & Moore, L.L.P., Raleigh, North Carolina at 10:00 a.m. local time at any time on or prior to August 15, 1996 on the fifth business day following written notice delivered by the Purchaser to each of the Sellers, or at such other place or at such other time or on such other date as the Sellers and the Purchaser may mutually agree upon in writing (the day on which the Closing takes place being the "Closing Date").

                  For purposes of this Agreement, "business day" means any day, except a Saturday, Sunday or other day on which commercial banking institutions in New York, New York are authorized or directed by law or executive order to close.

                  SECTION 1.04. Closing Deliveries by the Sellers. At the Closing, each Seller shall deliver or cause to be delivered to the Purchaser:

                  (a) stock certificates evidencing the Shares held by such Seller duly endorsed in blank, or accompanied by stock powers duly executed in blank, in form satisfactory to the Purchaser and with all required stock transfer tax stamps affixed;

                  (b) a receipt for the Purchase Price and the Additional Consideration (as defined in Section 3.03); and

                  (c) the certificates and other documents required to be delivered pursuant to Section 6.01.

                  SECTION 1.05. Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver to each of the Sellers the Purchase Price with respect to such Seller's

Shares and any Additional Consideration, if applicable, by wire transfer in immediately available funds to the bank account of such Seller in the United States to be designated by such Seller in a written notice to the Purchaser at least three days before the Closing Date.


                                   ARTICLE II

                              VOTING OF THE SHARES

                  SECTION 2.01. Agreement to Vote Shares. Each of the Sellers hereby agrees that during the Term of this Agreement, at any meeting of the stockholders of the Company however called, and in any action by written consent of the stockholders of the Company, it shall (a) vote its Shares in favor of the Merger or any other transaction contemplated by the Merger Agreement; (b) vote its Shares against any action or agreement which would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement; and (c) vote its Shares against any action or agreement which would impede, interfere with or attempt to discourage the Merger, including, but not limited to: (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any change in the management or Board of Directors of the Company, except as otherwise agreed to in writing by Highwoods; or (iv) any change in the present capitalization or dividend policy of the Company or (v) any other material change in the Company's corporate structure or business.

                  SECTION 2.02. Proxy. EACH SELLER HEREBY GRANTS TO THE PURCHASER, OR ANY NOMINEE OF THE PURCHASER, THE SELLER'S PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE OR ACT BY WRITTEN CONSENT WITH RESPECT TO ALL OF SUCH SELLER'S SHARES IN RESPECT OF ANY OF THE MATTERS SET FORTH IN CLAUSES (a) THROUGH (c) OF SECTION 2.01. EACH SELLER ACKNOWLEDGES THAT SUCH PROXY IS COUPLED WITH AN INTEREST, IS IRREVOCABLE AND SHALL NOT BE TERMINATED BY OPERATION OF LAW UPON THE OCCURRENCE OF ANY EVENT. ANY SUCH PROXY SHALL TERMINATE UPON TERMINATION OF THIS AGREEMENT.

                  SECTION 2.03. Term. For purposes of this Agreement, "Term" shall mean the period commencing on the date hereof and continuing until the earlier to occur of (i) the Closing Date or (ii) the termination of the Merger Agreement in accordance with its own terms.

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLERS

                  Each Seller, severally and not jointly, hereby represents and warrants to the Purchaser as follows:

                  SECTION 3.01. Due Organization, etc. Such Seller (if it is a partnership) is duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization. Such Seller has full power and authority (partnership or otherwise) to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action (partnership or otherwise) on the part of such Seller. This Agreement has been duly executed and delivered by such Seller and, assuming this Agreement constitutes a legal, valid and binding agreement of the Purchaser, it constitutes a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or similar laws relating to creditors' rights or general principles of equity.

                  SECTION 3.02. No Conflicts; Required Filings and Consents. None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or in the Merger Agreement or compliance by such Seller with any of the provisions hereof will (i) violate any provision of such Seller's organizational or governing documents (in the case of a Seller that is a partnership), (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default, or give rise to any right of termination, cancellation or acceleration or any right which becomes effective upon the occurrence of a merger, consolidation or change in control under, any of the terms, conditions or provisions of any notice, bond, mortgage, indenture or other instrument of indebtedness for money borrowed to which such Seller is a party, or by which any of its properties is bound, (iii) result in a violation or breach of, or constitute (with or with due notice or lapse of time or both) a default, or give rise to any right of termination, cancellation or acceleration or any right which becomes effective upon the occurrence of a merger, consolidation, or change in control under, any of the terms, conditions or provisions of any license, franchise, permit or agreement to which such Seller is a party, or by which such Seller or any of its properties is bound, or (iv) violate any statute, rule, regulation, order, or decree of any public body or authority by which such Seller or any of its properties is bound, except (in the case of clauses (ii) and (iii) above) for any such breaches, defaults or other occurrences that would not prevent or delay the performance by such Seller of its obligations under this Agreement.

                  (b) The execution and delivery of this Agreement by such Seller do not, and the performance of this Agreement by such Seller will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except where the failure to obtain such consents, approvals, authorizations, or permits, or to make such filings or notifications, would not prevent or delay the performance by such Seller of its obligations under this Agreement.

                  SECTION 3.03. Title to Shares. As of the date of this Agreement, each Seller is the record or beneficial owner of the number of respective Shares set forth below the name of such Seller on Exhibit A hereto, which shares constitute all of the shares of the Company Common Stock owned by such Seller. Each Seller has good and valid title to its Shares free and clear of any pledge, lien, security interest, charge, claim, equity, option, proxy, voting restriction, right of first refusal or other limitation on disposition or voting rights or encumbrance of any kind (an "Encumbrance"), other than pursuant to the Stockholders Agreement by and among the Company, AP, AEW and CRT Leasing, Inc. dated December 28, 1995 (the "Stockholders Agreement"), the legend relating to transfer restrictions imposed by the Securities Act of 1933, as amended, contained on the certificates representing the Shares (the "1933 Act Restrictions"), or with respect to the Shares owned by AP, pursuant to the terms of the Credit Agreement dated March 18, 1996 between CS First Boston Corporation, as agent, and AP and the Pledge and Security Agreement dated as of March 26, 1996 between Bankers Trust Company, as collateral agent, and AP (collectively, the "AP Margin Agreement") or with respect to Shares owned by Ackerman, 5,000 Shares are held in a broker's margin account (the "Ackerman Margin Agreement and, together with the AP Margin Agreement, the "Margin Agreement") (the Stockholders Agreement, the 1933 Act Restrictions and the Margin Agreement are collectively referred to herein as the"Existing Restrictions"), or pursuant to this Agreement. At Closing each Seller shall deliver to the Purchaser good and valid title to the Shares free and clear of all Encumbrances and Existing Restrictions (other than the continued application of the 1933 Act Restrictions after the transfer of the Shares to the Purchaser). Each Seller does not own, of record or beneficially, any warrants, options or other rights to acquire any shares of Company Common Stock, except as set forth on Schedule 3.03. If any Seller owns any such warrants, options or other rights to acquire shares of Company Common Stock, such Seller agrees not to exercise such warrants, options or other rights prior to the Closing. At Closing, the Purchaser shall pay to each Seller the amount set forth opposite the name of such Seller on Schedule 3.03 in exchange for such Seller releasing all rights of such Seller in and to such warrants, options or other rights, all of which shall automatically expire and be of no further force or effect as of the Closing Date upon payment of such amount (the "Additional Consideration"); provided, however, if it is determined that compliance with the provisions of this sentence may cause any individual subject to Section 16 of the Securities Exchange Act of 1934, as amended, to become subject to the profit recovery provisions thereof, any such options, warrants or other rights held by such individual may, if such individual so agrees, be canceled or purchased, as the case may be, on the Closing Date or at such later time as may be necessary to avoid application of such profit recovery provisions and such individual will be entitled to receive from the Purchaser the Additional Consideration allocated to such options, warrants or other rights at the time of such cancellation or purchase. The parties hereto agree to cooperate, including, if necessary, providing alternate arrangements in order to achieve the intent of the foregoing sentence without giving rise to such profit recovery. Each Seller has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares.

                  SECTION 3.04. Merger Agreement. Each Seller acknowledges receipt and review of a copy of the Merger Agreement.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

                  The Purchaser hereby represents and warrants to each Seller as follows:

                  SECTION 4.01. Due Organization, etc. The Purchaser is duly organized and validly existing under the laws of the jurisdiction of its incorporation. The Purchaser has full power and authority (corporate or otherwise) to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action (corporate or otherwise) on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and, assuming this Agreement constitutes a legal, valid and binding agreement of each of the Sellers, it constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or similar laws relating to creditors' rights or general principles of equity.

                  SECTION 4.02. No Conflicts; Required Filings and Consents. None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or in the Merger Agreement or compliance by the Purchaser with any of the provisions hereof will (i) violate any provision of the Purchaser's organizational or governing documents, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default, or give rise to any right of termination, cancellation or acceleration or any right which becomes effective upon the occurrence of a merger, consolidation or change in control under, any of the terms, conditions or provisions of any notice, bond, mortgage, indenture or other instrument of indebtedness for money borrowed to which the Purchaser is a party, or by which any of its properties is bound, (iii) result in a violation or breach of, or constitute (with or with due notice or lapse of time or both) a default, or give rise to any right of termination, cancellation or acceleration or any right which becomes effective upon the occurrence of a merger, consolidation, or change in control under, any of the terms, conditions or provisions of any license, franchise, permit or agreement to which the Purchaser is a party, or by which the Purchaser or any of its properties is bound, or (iv) violate any statute, rule, regulation, order, or decree of any public body or authority by which the Purchaser or any of its properties is bound, except (in the case of clauses (ii) and (iii) above) for any such breaches, defaults or other occurrences that would not prevent or delay the performance by the Purchaser of its obligations under this Agreement.

                  SECTION 4.03. Financing. The Purchaser has, or has commitments from responsible financial institutions to enable it to borrow, sufficient funds to permit the Purchaser to acquire all the outstanding Shares pursuant to this Agreement.


                                    ARTICLE V

                                    COVENANTS

                  SECTION 5.01. Restrictions on Transfers and Other Actions. Each Seller hereby agrees, during the Term, and except as contemplated hereby, not to (i) sell, transfer record or beneficial ownership of, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer record or beneficial ownership of, pledge, encumbrance, assignment or other disposition of, any of its Shares or any interest in any of the foregoing except to the Purchaser or Highwoods or with respect to the Excluded Assets (as defined in the Merger Agreement), or to purchase or otherwise acquire any additional shares of Company Common Stock or securities or other rights exchangeable or convertible into Company Common Stock, (ii) grant any proxies or powers of attorney, deposit any of its Shares into a voting trust or enter into a voting agreement with respect to any of its Shares in, or any interest in any of the foregoing, except to the Purchaser or Highwoods, (iii) consent or otherwise agree to any amendment, waiver or other modification of the Articles of Incorporation or Bylaws (or other applicable organizational documents) of the Company or its subsidiaries without the prior written consent of the Purchaser or Highwoods or (iv) take any action that would make any representation or warranty of such Seller contained herein untrue or incorrect or have the effect of preventing or disabling such Seller from performing its or his obligations under this Agreement, or that would otherwise hinder or delay the Purchaser or Highwoods from acquiring a majority of the outstanding shares of Company Common Stock, determined on a fully diluted basis.

                  SECTION 5.02 Permitted Distributions. Notwithstanding anything herein to the contrary, each Seller shall be entitled to receive its or his proportionate interest in the Excluded Assets (as defined in the Merger Agreement) in connection with the Company's distribution of such Excluded Assets to its stockholders as contemplated by the Merger Agreement, whether such distribution occurs before or after the Closing. Each Seller shall also be entitled to receipt of the Company's regular quarterly dividend on the shares of the

Company's Common Stock that they respectively own in an amount not exceeding $.15 per share (or a prorated portion of such amount in the case of any portion of a quarterly period) for such period as Seller continues to own Shares; the Purchaser shall be entitled to all such dividends from and after the date it acquires the Shares hereunder. The parties hereto will cooperate with each other to effectuate the terms of this Section 5.02.

                  SECTION 5.03. Ownership of Subsidiaries. Each Seller covenants and agrees hereby, that to the extent such Seller or any of its affiliates owns any equity or other interest in a subsidiary (as defined in the Merger Agreement) of the Company at Closing, in consideration for payment of the Purchase Price and the Additional Consideration, such Seller shall relinquish and transfer such interest to such person or entity designated by Highwoods at Closing, except for interests in any subsidiary that is a part of, or owner of, the Excluded Assets (as defined in the Merger Agreement).

                  SECTION 5.04. Consent Under and Termination of Stockholders Agreement. Each of AP and AEW covenants and hereby agrees and consents to the transfer of their respective Shares to Purchaser and the consummation of the transactions contemplated hereby as required under the Stockholders Agreement and also hereby agrees that upon Purchaser's acquisition of the Shares owned by AP and AEW hereunder, the Stockholders Agreement shall automatically terminate and be of no further force or effect.

                  SECTION 5.05. Mr. Crocker Litigation. Mr. Crocker covenants and hereby agrees on his behalf and on the behalf of Crocker and Company, for which Mr. Crocker hereby represents that he is an authorized representative of with full power and authority to bind Mr. Crocker and Company, to release any claim he or Crocker and Company has for indemnification against the Company in the case styled Patrick Jolivet v. Thomas J. Crocker and Crocker and Company, Case No. 94-8669, U.S. District Court, Southern District of Florida; provided, that this consent and release shall be valid only in the event that provision has been made by the Company to transfer its obligation to indemnify Mr. Crocker and Crocker and Company to another entity in connection with the distribution of the Excluded Assets as contemplated by the Merger Agreement and that such indemnity obligation has been assumed by the owner of such Excluded Assets upon their distribution out of the Company.

                  SECTION 5.06. Further Assurances. Each Seller shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Highwoods the power to carry out the provisions of this Agreement. Each Seller further agrees that neither it nor its representatives shall take any action which is intended to or which does prevent or delay the transactions contemplated by this Agreement; provided, however, that nothing in this Agreement shall restrict the action of any director of the Company in his capacity as a director. In addition, both prior to and after the Closing Date, AP agrees to reasonably cooperate with Purchaser and Highwoods in connection with Purchaser's and Highwoods's review of the Company's status as a REIT.

                                   ARTICLE VI

                              CONDITIONS TO CLOSING

                  SECTION 6.01. Conditions to Closing. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

                  (a) Representations, Warranties and Covenants Contained in this Agreement. Each of the Sellers shall have performed in all material respects its agreements contained in this Agreement required to be performed at or prior to the Closing and the representations and warranties of each of the Sellers contained in this Agreement shall be true when made and at and as of the Closing as if made at and as of such time. The Purchaser shall have received a certificate of each Seller or, in the case of a Seller which is a limited partnership, an appropriate officer of the general partner of such Seller, as the case may be, to that effect.

                  (b) Covenants Contained in the Merger Agreement. The Company and its subsidiaries, if applicable, shall have performed in all material respects its agreements contained in the Merger Agreement required to be performed at or prior to the Closing, including taking all actions necessary to allow the transactions contemplated hereby to be consummated, and that all conditions to Highwoods's obligation to close the Merger (other than any required consent of the Company's stockholders) shall have been satisfied or waived including, but not limited to, (i) the distribution out of the Company of the Excluded Assets, (ii) the continued qualification of the Company as a REIT as of the Closing Date, unless the Company's failure to qualify as a REIT is the result of any action or omission of (or an action or omission taken at the direction of) Highwoods or the Purchaser or as a result of the inaccuracy of the representation contained in Section 4.6 of the Merger Agreement, (iii) the consent to the transfer of the Shares to Purchaser under the Stockholders Agreement and the agreement to terminate the Stockholders Agreement upon the Purchaser's acquisition of AP's and AEW's Shares pursuant to this Agreement,
(iv) the waiver of the transfer restrictions imposed by the 1933 Act Restrictions in connection with the transfer of the Shares to the Purchaser (it being understood that the Shares upon transfer to the Purchaser will continue to be subject to the 1933 Act Restrictions) and (v) that the obligation to indemnify Mr. Crocker and Crocker and Company with respect to the litigation described in Section 5.05 herein shall have been assumed by the owner of the Excluded Assets or that such owner has agreed to reimburse the Company for all costs associated with the Company obtaining full insurance coverage for any losses that may be suffered as a result of its indemnification of Mr. Crocker and Crocker and Company in such litigation.

                  (c) Consents. The applicable consents set forth in Schedule
3.4 of the Merger Agreement shall have been received.

                  (d) Company Actions. The Company shall have taken all actions necessary, including actions necessary under its Articles of Amendment and Restatement of Articles of Incorporation (the "Articles") and Bylaws, to duly authorize and approve the transactions contemplated by this Agreement, including exemption of Highwoods and the Purchaser from the Existing Holder Limits and Ownership Limits (as such terms are defined in the Articles assuming the accuracy of the representation contained in Section 4.6 of the Merger Agreement) and notice requirements set forth in the Articles of the Company and waiving application of the Maryland Control Share Acquisition Act to the transactions contemplated by this Agreement and the Merger Agreement and approving and consenting to the consummation of the transactions contemplated under this Agreement as may be required under the Stock Purchase Agreement and the 1933 Act Restrictions. All actions required under Maryland law to consummate the transactions contemplated by this Agreement shall have been appropriately taken.

                  (e) Litigation. There shall have been no order or preliminary or permanent injunction entered in any action or proceeding before any federal, state or foreign court or governmental, administrative or regulatory authority or agency by any federal, state or foreign legislative body, court, government or governmental, administrative or regulatory authority or agency which shall have remained in effect and which shall have had the effect of making illegal the consummation of any of the transactions contemplated hereunder.

                  (f) Severance Agreements. Each of Mr. Crocker, Ackerman and Onisko shall have entered into with the Company a Severance Agreement, in each case substantially in the form attached hereto as Exhibit B (the "Severance Agreement" and, collectively, the "Severance Agreements"), which Severance Agreements shall be in full force and effect as of the Closing Date and thereafter.

                  (g) Distribution of Excluded Assets. The Company shall have completed the distribution of the Excluded Assets from the Company as contemplated by Section 5.02 hereof and the Merger Agreement.

                                   ARTICLE XII

                               GENERAL PROVISIONS

                  SECTION 7.01. Expenses. The Purchaser shall not bear any expenses incurred by the Sellers, nor shall any Seller bear any expenses incurred by the Purchaser in connection with this Agreement and the transactions contemplated hereby, whether or not the Closing shall have occurred. Each Seller will bear its or his own expenses incurred directly in connection with the transfer of its or their respective Shares pursuant to this Agreement.

                  SECTION 7.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.02):

                  (a)      if to any Seller:

                           at the address set forth below the name of such Seller on Exhibit A hereto

                  (b)      if to Highwoods or the Purchaser:

                           Highwoods 3100 Smoketree Court, Suite 700
                           Raleigh, North Carolina 27604-5001
                           Telecopier: (919) 876-2448
                           Attention: Carman Liuzzo, Chief Financial Officer

                           With a copy to:

                           Smith Helms Mulliss & Moore, L.L.P.
                           316 West Edenton Street
                           Post Office Box 27525
                           Raleigh, North Carolina  27611
                           Telecopier:  (919) 755-8731
                           Attention:  Brad Markoff, Esq.

                  SECTION 7.03. Public Announcements. Subject to each party's disclosure obligations imposed by law and any stock exchange or similar rules, no party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby without prior notification to the other parties, and the parties shall cooperate with each other in the development and distribution of news releases and other public information disclosures with respect to this Agreement and any of the transactions contemplated hereby.

                  SECTION 7.04. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  SECTION 7.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

                  SECTION 7.06. Entire Agreement. This Agreement, the Merger Agreement and the Severance Agreements constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.

                  SECTION 7.07. Assignment. This Agreement may not be assigned by operation of law or otherwise; provided, however, that the Purchaser may assign this Agreement to an affiliate of the Purchaser without the consent of the Sellers.

                  SECTION 7.08. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

                  SECTION 7.09. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by the party against whom such amendment is sought to be enforced. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

                  SECTION 7.10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland, applicable to contracts executed in and to be performed entirely within that state.

                  SECTION 7.11. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and this Agreement shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section, provided receipt of copies of such counterparts is confirmed..

                  SECTION 7.12. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

                  IN WITNESS WHEREOF, the Sellers and Highwoods and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.


                                                  HIGHWOODS PROPERTIES, INC.

                                                  By:
                                                      Name:
                                                      Title:

                                             CEDAR ACQUISITION CORPORATION

                                             By:
                                                 Name:
                                                 Title:

                                             AP CRTI HOLDINGS, L.P.

                                             By: APGP CRTI HOLDINGS L.P.,
                                                 its general partner
                                             By: APGP CRTI HOLDINGS CORP.
                                                 its general partner

                                             By:
                                                 Name:
                                                 Title:

                                             AEW PARTNERS, L.P.

                                             By: AEW/L.P., its general partner
                                             By: AEW, Inc., its general partner


                                             By:
                                                 Name:
                                                 Title:

                                             THOMAS J. CROCKER



                                             BARBARA F. CROCKER



                                             RICHARD S. ACKERMAN




                                             ROBERT E. ONISKO

                                                                    EXHIBIT B


                          AGREEMENT AND PLAN OF MERGER

                                  by and among

                           HIGHWOODS PROPERTIES, INC.,

                           CROCKER REALTY TRUST, INC.

                                       and

                          CEDAR ACQUISITION CORPORATION

                                   dated as of

                                 April 29, 1996

                                TABLE OF CONTENTS

                                                                       Page

                                    ARTICLE 1

                                   The Merger

         Section 1.1              The Merger                                 1
         Section 1.2              Closing                                    1
         Section 1.3              Effective Time of the Merger               1
         Section 1.4              Effect of the Merger                       2


                                    ARTICLE 2

               The Surviving Corporation and Conversion of Shares

         Section 2.1              Articles of Incorporation                  2
         Section 2.2              By-laws                                    2
         Section 2.3              Board of Directors; Officers               3
         Section 2.4              Merger Consideration                       3
         Section 2.5              Payment                                    4
         Section 2.6              Stock Options                              5
         Section 2.7              No Further Rights                          6
         Section 2.8              Closing of the Company's Transfer
                                    Books                                    6


                                    ARTICLE 3

                  Representations and Warranties of the Company

         Section 3.1              Organization                               6
         Section 3.2              Capitalization                             7
         Section 3.3              Authority                                  7
         Section 3.4              No Violations; Consents and Approvals      8
         Section 3.5              SEC Documents; Financial Statements        9
Section 3.6                       Absence of Certain Changes; No
                                    Undisclosed Liabilities                 10
         Section 3.7              Litigation                                11
         Section 3.8              Compliance with Applicable Law            11
         Section 3.9              Taxes                                     12
         Section 3.10             Certain Employee Plans                    13
         Section 3.11             Properties                                14
         Section 3.12             Leases                                    14
         Section 3.13             Environmental Matters                     15
         Section 3.14             Opinion of Financial Advisor              16

         Section 3.15             Information                               16
         Section 3.16             Board Action                              16
         Section 3.17             Broker's Fees..........................   17

                                    ARTICLE 4

                     Representations and Warranties of Buyer

         Section 4.1              Organization                              17
         Section 4.2              Authority                                 18
         Section 4.3              No Violations; Consents and Approvals     18
         Section 4.4              SEC Documents; Financial Statements       19
         Section 4.5              Information                               20
         Section 4.6              REIT                                      21


                                    ARTICLE 5

                            Covenants of the Parties

         Section 5.1              Taking of Necessary Action                21
         Section 5.2              Public Announcements; Confidentiality     23
         Section 5.3              Conduct of the Business of the
                                    Company                                 23
         Section 5.4              No Solicitation of Transactions           27
         Section 5.5              Information and Access                    28
         Section 5.6              Employee and Other Arrangements           28
         Section 5.7              Indemnification                           29
         Section 5.8              Notification of Certain Matters           30
         Section 5.9              Separation of Excluded Assets             31
         Section 5.10             Newco Obligations                         31


                                    ARTICLE 6

                             Conditions to Closings

         Section 6.1              Conditions to Each Party's
                                    Obligation to Effect the Merger         32
         Section 6.2              Conditions to Obligation of the
                                    Company to Effect the Merger            32
         Section 6.3              Conditions to Obligations of
                                    Buyer to Effect the Merger              33
         Section 6.4              Conditions to Obligations of the
                                    Company and Buyer to Effect the
                                    Merger Following Buyer's
                                    Ownership of Shares                     33
         Section 6.5              Representations and Warranties            34

                                    ARTICLE 7

                        Termination, Amendment and Waiver

         Section 7.1              Termination                               34
         Section 7.2              Procedure and Effect of Termination       35
         Section 7.3              Expenses                                  35


                                    ARTICLE 8

                                  Miscellaneous

         Section 8.1              Counterparts                              36
         Section 8.2              Governing Law                             36
         Section 8.3              Entire Agreement                          36
         Section 8.4              Notices                                   36
         Section 8.5              Successors and Assigns                    37
         Section 8.6              Headings                                  37
         Section 8.7              Amendments and Waivers                    37
         Section 8.8              Certain Definitions; Interpretation;
                                    Absence of Presumption                  38
         Section 8.9              Severability                              38
         Section 8.10             Confidentiality Agreement                 39
         Section 8.11             Further Assurances                        39
         Section 8.12             Specific Performance                      39
         Section 8.13             Third Party Beneficiaries                 39
         Section 8.14             Survival                                  40

                          AGREEMENT AND PLAN OF MERGER


                  AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of April 29, 1996, by and among HIGHWOODS PROPERTIES, INC., a Maryland corporation ("Buyer"), CROCKER REALTY TRUST, INC., a Maryland corporation (the "Company") and CEDAR ACQUISITION CORPORATION, a Maryland corporation ("CAC").

                  WHEREAS, the respective Boards of Directors of Buyer, the Company and CAC have approved the merger of CAC with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth herein;

                  NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein the parties hereto agree as follows:


                                    ARTICLE 1

                                   The Merger

                  Section 1.1 The Merger. Upon the terms and subject to the conditions hereof, at the Effective Time (as defined in Section 1.3), CAC shall be merged with and into the Company and the separate existence of CAC shall thereupon cease, and the Company shall continue as the surviving corporation in the Merger (the "Surviving Corporation") under the laws of the State of Maryland.

                  Section 1.2 Closing. Unless this Merger Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 7.1, and subject to the satisfaction or waiver of the conditions set forth in Article 6, the closing of the Merger will take place as promptly as practicable (and in any event within two business days) after satisfaction or waiver of the conditions set forth in Sections 6.1, 6.2 and 6.3, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, unless another date, time or place is agreed to in writing by the parties hereto (the "Closing Date"); provided, that Buyer may, at its election, postpone the Closing Date until August 15, 1996.

                  Section 1.3 Effective Time of the Merger. The Merger shall become effective upon the acceptance for record of the articles of merger by the Department of Assessments and Taxation of the State of Maryland (the "Department") in accordance with the provisions of the General Corporation Law of Maryland (the

"GCLM"), and by making all other filings required under the GCLM to be made prior to or concurrent with the effectiveness of the Merger, which filings shall be made as soon as practicable on the Closing Date. When used in this Merger Agreement, the term "Effective Time" shall mean the time at which such articles are accepted for filing by the Department.

                  Section 1.4 Effect of the Merger. The Merger shall, from and after the Effective Time, have all the effects provided by the GCLM. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any further deeds, conveyances, assignments or assurances in law or any other acts are necessary, desirable or proper to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, the title to any property or rights of the Company to be vested in the Surviving Corporation, by reason of, or as a result of, the Merger, or otherwise to carry out the purposes of this Agreement, the Company agrees that the Surviving Corporation and its proper officers and directors shall execute and deliver all such deeds, conveyances, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and that the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Company or otherwise to take any and all such action.


                                    ARTICLE 2

               The Surviving Corporation and Conversion of Shares

                  Section 2.1 Articles of Incorporation. The Articles of Incorporation of CAC as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation after the Effective Time, until thereafter changed or amended as provided therein or by applicable law; provided, that the provisions contained in the Articles (as hereinafter defined) relating to indemnification of officers and directors shall be incorporated into the Articles of Incorporation of CAC.

                  Section 2.2 By-laws. The By-laws of CAC as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation, until, subject to Section 5.8, thereafter changed or amended as provided therein or by applicable law; provided, that the provisions contained in the By-laws of the Company relating to indemnification of officers and directors shall be incorporated into the By-laws of CAC.

                  Section 2.3 Board of Directors; Officers. The directors of CAC immediately prior to the Effective Time shall be the directors of the Surviving Corporation and the officers of CAC immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, until the earlier of their respective resignations or the time that their respective successors are duly elected or appointed and qualified.

                  Section 2.4 Merger Consideration. (a) As of the Effective Time, by virtue of the Merger and without any action on the part of any stockholder of the Company,

                  (i) all shares of common stock, $0.01 par value, of the Company (the "Company Common Stock"), which are held by Buyer, the Company or any wholly-owned subsidiary of Buyer or the Company shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in the exchange therefor;

                           (ii) each outstanding share of Company Common Stock,
                      other than those to which clause (i) of this Section 2.4(a) applies, shall be converted into and represent the right to receive $11.02 in cash (or, if there is Excess Cash, $11.02 plus the Per Share Excess Cash Amount in cash, or, if there is Deficient Cash, $11.02 minus the Per Share Deficient Cash Amount) (such amount of cash being referred to herein as the "Merger Consideration"). "Excess Cash" shall equal (x) the amount, if any, by which the sum of cash, cash equivalents and restricted cash reflected on the Company's consolidated balance sheet as of the date hereof exceeds the sum of cash, cash equivalents and restricted cash reflected on the Company's consolidated balance sheet as of March 31, 1996 minus (y) the amount, if any, by which the principal amount of the Company's indebtedness for borrowed money outstanding as of the date hereof exceeds the sum of $5 million, and the principal amount of the Company's indebtedness for borrowed money outstanding as of March 31, 1996. The "Per Share Excess Cash Amount" shall equal the quotient obtained by dividing the Excess Cash by the number of shares of Company Common Stock outstanding on the date hereof, assuming the exercise of all currently outstanding options and warrants (the "Fully Diluted Shares"). "Deficient Cash" shall equal
                      (x) the amount, if any, by which the sum of cash, cash equivalents and restricted cash reflected on the Company's consolidated balance sheet as of March 31,

                      1996 exceeds the sum of cash, cash equivalents and restricted cash reflected on the Company's consolidated balance sheet as of the date hereof plus (y) the amount, if any, by which the principal amount of the Company's indebtedness for borrowed money outstanding as of the date hereof exceeds the sum of $5 million and the principal amount of the Company's indebtedness for borrowed money outstanding as of March 31, 1996. The "Per Share Deficient Cash Amount" shall equal the quotient obtained by dividing the Deficient Cash by the Fully Diluted Shares; and

                 (iii) each share of common stock of CAC shall be converted into one share of common stock of the Surviving Corporation.

                  Section 2.5 Payment. (a) Promptly after the Effective Time, Buyer shall deposit (or cause to be deposited) with a bank or trust company to be designated by Buyer and reasonably acceptable to the Company (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article 2, cash in the amount sufficient to pay the aggregate Merger Consideration.

                  (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Company Common Stock immediately prior to the Effective Time (A) a letter of transmittal (the "Company Letter of Transmittal") (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of such Company Certificates to the Exchange Agent and shall be in such form and have such other provisions as Buyer shall specify) and (B) instructions for use in effecting the surrender of certificates representing Company Common Stock ("Company Certificates") in exchange for the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

                  (c) Upon surrender of a Company Certificate for cancellation to the Exchange Agent, together with the Company Letter of Transmittal, duly executed, and such other documents as Buyer or the Exchange Agent shall reasonably request, the holder of such Company Certificate shall be entitled to receive in exchange therefor (A) a certified or bank cashier's check in the amount equal to the cash which such holder has the right to receive pursuant to the provisions of this Article 2, and the Company Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.5, each Company

Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

                  (d) If the Merger Consideration is to be delivered to a person other than the person in whose name the certificates surrendered in exchange therefor are registered, it shall be a condition to the payment of such Merger Consideration that the certificates so surrendered shall be properly endorsed or accompanied by appropriate stock powers and otherwise in proper form for transfer, that such transfer otherwise be proper and that the person requesting such transfer pay to the Exchange Agent any transfer or other taxes payable by reason of the foregoing or establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not required to be paid.

                  (e) Unless required otherwise by applicable law, any portion of the aggregate Merger Consideration which remains undistributed to holders of shares of Company Common Stock two years after the Effective Time shall be delivered to Buyer and any holders of shares of Company Common Stock who have not theretofore complied with the provisions of this Article 2 shall thereafter look only to Buyer for payment of any Merger Consideration to which they are entitled pursuant to this Article 2. Neither Buyer nor the Exchange Agent shall be liable to any holder of shares of Company Common Stock for any cash held by Buyer or the Exchange Agent for payment pursuant to this Article 2 delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                  Section 2.6 Stock Options. The Company and Buyer shall take all actions necessary to provide that, at the Effective Time, (i) each Company Stock Option (as hereinafter defined) as set forth on Schedule 3.2, whether or not then exercisable or vested, shall become fully exercisable and vested, (ii) each such Company Stock Option shall be cancelled, and (iii) in consideration of such cancellation, the Company shall pay to each such holder of Company Stock Options an amount in cash in respect thereof equal to the product of (1) the excess, if any, of the Merger Consideration over the exercise price of such Common Stock Option as reflected on Schedule 3.2 and (2) the number of shares of Company Common Stock subject thereto. Notwithstanding anything to the contrary herein, if it is determined that compliance with any of the foregoing may cause any individual subject to Section 16 of the Securities Exchange Act of 1934, as amended, to become subject to the profit recovery provisions thereof, any Company Stock Options held by such individual may, if such individual so agrees, subject to the proviso to this sentence, be cancelled or purchased, as the case may be, at the Effective Time or at such later time as may be necessary to avoid application of such profit recovery provisions and such individual will be entitled to receive from the Company or the Surviving Corporation an amount in cash in respect thereof equal to the product of (1) the excess, if any, of the Merger Consideration over the exercise price of such Common Stock Option and (2) the number of shares of Company Common Stock subject thereto immediately prior to the Effective Time; provided, that the parties hereto will cooperate, including by providing alternate arrangements, so as to achieve the intent of the foregoing without giving rise to such profit recovery.

                  Section 2.7 No Further Rights. From and after the Effective Time, holders of certificates theretofore evidencing shares of Company Common Stock shall cease to have any rights as stockholders of the Company, except as provided herein or by law.

                  Section 2.8 Closing of the Company's Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall be made thereafter. In the event that, after the Effective Time, certificates for shares of Company Common Stock are presented to Buyer or the Surviving Corporation, they shall be cancelled and exchanged for Merger Consideration for each share of Company Common Stock represented as provided in Section 2.4.


                                    ARTICLE 3

                  Representations and Warranties of the Company

                  The Company hereby represents and warrants to Buyer as follows:

                  Section 3.1 Organization. The Company and each of its Subsidiaries (as defined in Section 8.8(a)(iii)), all of which are set forth in
Schedule 3.1, is a corporation or partnership duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation or organization, as applicable, and the Company and each of its Subsidiaries has all requisite corporate or partnership power and authority to own, lease and operate their respective properties and to carry on their respective businesses as now being conducted. The Company and each of its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction listed on Schedule 3.1, which are all of the jurisdictions in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined in Section 8.8(a)(i)). Except as set forth on Schedule 3.1, the Company owns directly all of the outstanding capital stock or other equity interests of each of its Subsidiaries.

                  Section 3.2 Capitalization. The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock, 10,000,000 shares of preferred stock, par value $0.01, 50,000,000 shares of excess common stock, par value $0.01, and 10,000,000 shares of excess preferred stock, par value $0.01. As of April 26, 1996, there were 26,981,087 shares of Company Common Stock, no shares of preferred stock, no shares of excess common stock and no shares of excess preferred stock issued and outstanding, and there were no shares of Company Common Stock, no shares of preferred stock, no shares of excess common stock and no shares of excess preferred stock held in the Company's treasury. As of the date hereof, there were outstanding options (the "Company Stock Options") to purchase 1,347,000 shares of Company Common Stock under the 1995 Stock Option Plan of the Company (the "Company Option Plan").
Schedule 3.2 sets forth all outstanding options, warrants and other securities or rights to purchase shares of Company Common Stock or securities convertible into or exchangeable for Company Common Stock as of the date hereof and, with respect to each such option, warrant, security or other right, (i) the holder of such option, warrant, security or other right, (ii) the number of shares of Company Common Stock or securities convertible into or exchangeable for Company Common Stock for which such option, warrant, security or other right is exercisable, and (iii) the price at which such option, warrant, security or other right is exercisable. Except as set forth on Schedule 3.2, there were not as of the date hereof, and at all times thereafter through the Effective Time, there will not be, any existing options, warrants, calls, subscriptions, or other rights or other agreements or commitments obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or any other securities convertible into or evidencing the right to subscribe for any such shares or other equity interests. All issued and outstanding shares of Company Common Stock are duly authorized and validly issued, fully paid, non-assessable (other than general partnership interests in Subsidiaries that are partnerships) and free of preemptive rights with respect thereto.

                  Section 3.3 Authority. The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the approval of its stockholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of the Company, and, other than the approval by its stockholders, no other corporate proceedings are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company, and, assuming this Agreement constitutes a legal, valid and binding agreement of Buyer, it constitutes a legal, valid and binding agreement of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights or general principles of equity.

                  Section 3.4 No Violations; Consents and Approvals. (a) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof will (i) violate any provision of its or any of its Subsidiaries' Articles of Incorporation or by-laws, partnership agreement or other organizational document, as applicable, (ii) except for the indebtedness of the Company described under the caption "Use of Proceeds" in the Company's Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the "SEC") on March 18, 1996 or as set forth in Schedule 3.4, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default, or give rise to any right of termination, cancellation or acceleration or any right which becomes effective upon the occurrence of a merger, consolidation or change in control under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture or other instrument of indebtedness for money borrowed to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their respective properties is bound, (iii) except as set forth in
Schedule 3.4, require any consent, waiver or approval by any other party or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default, or give rise to any right of termination, cancellation or acceleration or any right which becomes effective upon the occurrence of a merger, consolidation or change in control under, any of the terms, conditions or provisions of any license, franchise, permit or agreement to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their respective properties is bound, or (iv) violate any statute, rule, regulation, order or decree of any public body or authority by which the Company or any of its Subsidiaries or any of their respective properties is bound, excluding from the foregoing clauses
(iii) and (iv) of this Section 3.4(a) violations, breaches, defaults or rights which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or for which the Company has received or, prior to the Closing Date, shall have received appropriate consents or waivers.

                  (b) No filing or registration with, notification to, or authorization, consent or approval of, any governmental entity is required in connection with the execution and delivery of this Agreement by the Company, or the consummation by the Company of the transactions contemplated hereby, except
(i) expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), if a filing under the HSR Act is required, (ii) in connection, or in compliance, with the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iii) the filing of articles of merger with the Department, (iv) such filings and consents as may be required under any environmental law pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated hereby, (v) filing with, and approval of, the American Stock Exchange and the SEC with respect to the Merger and the delisting and deregistration of the shares of Company Common Stock, (vi) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings as may be required under the corporation, takeover or blue sky laws of various states and (vii) such other consents, approvals, orders, authorizations, notifications, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                  Section 3.5 SEC Documents; Financial Statements. (a) The Company has made available to Buyer copies of each registration statement, report, proxy statement, information statement or schedule filed with the SEC by the Company or its predecessor since March 31, 1994 (the "Company SEC Documents"). As of their respective dates, the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, as the case may be, and none of such Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (b) None of the Company, any of its Subsidiaries, or any of their respective assets, businesses, or operations, is as of the date of this Agreement a party to, or is bound or affected by, or receives benefits under any contract or agreement or amendment thereto, that, in each case, would be required to be filed as an exhibit to a Form 10-K as of the date of this Agreement that has not been filed as an exhibit to a Company SEC Document filed prior to the date of this Agreement.

                  (c) As of their respective dates, the consolidated financial statements included in the Company SEC Documents complied as to form in all material respects with then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented the Company's consolidated financial position and that of its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and statements of cash flows for the periods then ended (subject, in the case of unaudited statements, to the lack of footnotes thereto, to normal year-end audit adjustments and to any other adjustments described therein).

                  Section 3.6 Absence of Certain Changes; No Undisclosed Liabilities. (a) Except as disclosed in the Company SEC Documents filed on or prior to the date hereof or as set forth on Schedule 3.6, since December 31, 1995, the Company has not (i) incurred any liability, whether or not accrued, contingent or otherwise, or suffered any event or occurrence which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, (ii) made any changes in accounting methods, principles or practices or
(iii) declared, set aside or paid any dividend or other distribution with respect to its capital stock, other than a special dividend of $.03 per share of Company Common Stock paid in March 1996 and its regular quarterly dividend in an amount not exceeding $.15 per share of Company Common Stock (or a prorated portion of such amount in the case of any portion of a quarterly period). Since December 31, 1995 to the date of this Agreement, each of the Company and its Subsidiaries has conducted its operations according to its ordinary course of business consistent with past practice.

                  (b) Except as and to the extent disclosed in the Company SEC Documents filed on or prior to the date hereof, as of December 31, 1995, neither the Company nor any of its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (including the notes thereto) or which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

                  Section 3.7 Litigation. Except as disclosed in the Company SEC Reports filed on or prior to the date hereof, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets before any governmental entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Company SEC Documents filed on or prior to the date hereof, neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Schedule
3.7 sets forth a list of all litigation as of the date hereof in which the Company or any of its Subsidiaries is a defendant and there is a claim in excess of $100,000.

                  Section 3.8 Compliance with Applicable Law. Except as disclosed in the Company SEC Documents filed on or prior to the date hereof, the Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all governmental entities necessary for the lawful ownership and operation of the Company Properties (as defined in Section 3.11) or the lawful conduct of their respective businesses (the "Company Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Company SEC Documents filed on or prior to the date hereof, the Company and its Subsidiaries and the Company Properties are in compliance with the terms of the Company Permits, except where the failure so to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Company SEC Documents filed on or prior to the date hereof, the businesses of the Company and its Subsidiaries and the operation of the Company Properties are not being conducted in violation of any law, ordinance or regulation of any governmental entity except for violations or possible violations which, individually or in the aggregate, would not, and, insofar as reasonably can be foreseen, in the future will not, reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Company SEC Documents filed on or prior to the date hereof, no investigation or review by any governmental entity with respect to the Company or any of its Subsidiaries or any Company Property is pending or, to the knowledge of the Company, threatened nor, to the knowledge of the Company, has any governmental entity indicated an intention to conduct the same, other than, in each case, those which the Company reasonably believes will not reasonably be expected to have a Material Adverse Effect.

                  Section 3.9 Taxes. Except as set forth in Schedule 3.9, each of the Company and its Subsidiaries has filed, or caused to be filed, all federal, state, local and foreign income and other material tax returns required to be filed by it, including all returns required to be filed for the Company Plans, as defined below, has paid or withheld, or caused to be paid or withheld, all taxes of any nature whatsoever, with any related penalties, interest and liabilities (any of the foregoing being referred to herein as a "Company Tax"), that are shown on such tax returns as due and payable, or otherwise required to be paid, other than such Company Taxes as are being contested in good faith and for which adequate reserves have been established and other than where the failure to so file, pay or withhold would not reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 3.9, there are no material claims or assessments pending against the Company or its Subsidiaries for any alleged deficiency in any Company Tax, and the Company does not know of any threatened Company Tax claims or assessments against the Company or any of its Subsidiaries which if upheld would reasonably be expected to have a Material Adverse Effect or adversely affect the REIT qualification of the Company. None of the Company or any of its Subsidiaries has made an election to be treated as a "consenting corporation" under Section 341(f) of the Internal Revenue Code of 1986, as amended (the "Code"). There is no material deferred inter-company gain within the meaning of the Treasury Regulations promulgated under Section 1502 of the Code. There are no waivers or extension of any applicable statute of limitations to assess any Company Taxes. All returns filed with respect to Company Taxes are true and correct in all material respects. There are no outstanding requests for any extension of time within which to file any return or within which to pay any Company Taxes shown to be due on any return. The Company (a) has elected to be taxed as a real estate investment trust (a "REIT") within the meaning of Sections 856 through 860 of the Code and for all periods beginning with the period of such election has qualified as, and complied with all applicable laws, rules and regulations, including the Code, relating to, a REIT, (b) subject to the accuracy of the representation contained in Section 4.6, has operated, and intends to continue to operate, in such a manner as to qualify as a REIT for 1996, and (c) except as set forth on Schedule 3.9, subject to the accuracy of the representation contained in Section 4.6, has not taken or omitted to take, nor has any predecessor REIT of the Company not taken or omitted to take, any action which could result in, and the Company has no actual knowledge of, a challenge to its status as a REIT. The Company represents that each of its Subsidiaries of which all the outstanding capital stock is owned solely by the Company is a "Qualified REIT Subsidiary" as defined in Section 856(i) of the Code.

                  Section 3.10 Certain Employee Plans. The Company and its Subsidiaries have complied, and are now in compliance, in all material respects with all provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code and all laws and regulations applicable to the "employee benefit plans," as defined in Section 3(3) of ERISA, of the Company or any of its Subsidiaries (the "Company Plans"). No Company Plan is intended to be a "qualified plan" within the meaning of Section 401(a) of the Code, nor is any Company Plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. None of the Company, the Subsidiaries of the Company and their respective ERISA Affiliates (as defined in the next sentence) contributes to or is obligated to contribute to, or has, at any time within the last six years, contributed to or been obligated to contribute to, any "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA (a "Multiemployer Plan") or any plan with two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a "Multiple Employer Plan"). The term "ERISA Affiliate" means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b) or (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same "controlled group" as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA. There does not now exist, nor do any circumstances exist that could result in, any liability on the part of the Company or any Subsidiary of the Company under (a) Title IV of ERISA, (b)
Section 302 of ERISA, (c) Sections 412 and 4971 of the Code or (iv) the continuation coverage requirements of Section 601 et seq. of ERISA and section 4980B of the Code, other than such liabilities that arise solely out of, or relate solely to, the Company Plans. Neither the Company and its Subsidiaries, nor any of their respective directors, officers, employees or agents has, with respect to any Company Plan, engaged in any "prohibited transaction" (as such term is defined in Section 4975 of the Code or Section 406 of ERISA)) nor has any Company Plan engaged in any such prohibited transaction which could result in any taxes or penalties or prohibited transactions under Section 4975 of the Code or under Section 502(i) of ERISA, which, in the aggregate, would reasonably be expected to result in material liability on the part of the Company or any of its Subsidiaries. Copies of all of the Company Plans and any related trusts and summary plan descriptions have been made available to Buyer, and a list of all of the Company Plans is set forth on Schedule 3.10. Except as set forth on Schedule 3.10 or as specifically contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee or former employee of the Company, or any of its Subsidiaries, either alone or in conjunction with any other event such as termination of employment.

                  Section 3.11 Properties. The Company and its Subsidiaries have fee simple or leasehold title to each of the real properties identified in the Company SEC Documents (the "Company Properties"), which are all of the real estate properties owned or leased by them. Except as disclosed in the Company SEC Documents, each Company Property is owned or leased by the Company or a Subsidiary of the Company free and clear of liens, claims against title, rights of way, written agreements, laws, ordinances or regulations affecting building use or occupancy, other encumbrances on title or defects in title except for such matters which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect (collectively, the "Company Permitted Encumbrances"). Valid policies of title insurance have been issued insuring the Company's or any of its Subsidiaries' title to the Company Properties in amounts at least equal to the purchase price thereof, subject only to the Company Permitted Encumbrances or other matters disclosed in the Company SEC Documents, and such policies are, at the date hereof, in full force and effect and no claim has been made against any such policy. To the best knowledge of the Company, the Company SEC Documents disclose all adverse matters with respect to or in connection with the Company Properties (including, without limitation, structural defects, legal noncompliance, threatened or pending condemnation, constraints on present or future use, operation or development, title defects or problems, deferred maintenance, deficient building systems, absence of any necessary permits, environmental liabilities, tenant defaults or other adverse matters with respect to tenants) which could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

                  Section 3.12 Leases. (a) Schedule 3.12 sets forth a complete and correct list of all of the lessees of the Company Properties in excess of 25,000 rentable square feet in effect as of the date hereof (the "Leases"), setting forth for each lessee any exceptional clauses relating thereto including without limitation, any "kick-out" clauses, co-tenancy requirements or exclusions, "go-dark" clauses or clauses requiring any unfunded tenant improvements.

                  (b) Except as set forth in Schedule 3.12, as of the last day of the calendar month immediately preceding the date hereof, (i) each of the Leases is valid and subsisting and in full force and effect, and has not been amended, modified or supplemented; (ii) the tenant under each of the Leases is in actual possession of the leased premises; (iii) no tenants under the Leases are in arrears for the payment of rent for any month preceding the month of the date hereof; and (iv) neither the Company nor any of its Subsidiaries has received any written notice from any tenant under the Leases of any intention to vacate. Except as set forth in Schedule 3.12, neither the Company nor any of its Subsidiaries has collected payment of rent (other than security deposits) accruing for a period which is more than one month beyond the date of collection.

                  (c) The Company has previously delivered or made available to Buyer a true and correct copy of all Leases.

                  (d) Except as set forth in Schedule 3.12, as of the last day of the calendar month immediately preceding the date hereof, no tenant under any of the Leases has asserted any claim of which the Company or any of its Subsidiaries has received written notice which would materially affect the collection of rent from such tenant and neither the Company nor any of its Subsidiaries has received written notice of any material default or breach on the part of the Company or any of its Subsidiaries under any of the Leases which has not been cured.

                  (e) Schedule 3.12 sets forth all space leases under which the Company or any of its Subsidiaries is a lessee (except where the underlying real property is owned by the Company). True and correct copies of such leases have been delivered or made available to Buyer.

                  Section 3.13 Environmental Matters. Except as set forth on
Schedule 3.13, none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other person has caused or permitted (a) the unlawful presence of any hazardous substances, hazardous materials, toxic substances or waste materials (collectively, "Hazardous Materials") on any of the Company Properties, or (b) any unlawful spills, releases, discharges or disposal of Hazardous Materials to have occurred or be presently occurring on or from the Company Properties as a result of any construction on or operation and use of such properties, which presence or occurrence would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; and, in connection with the construction on or operation and use of the Company Properties, the Company and its Subsidiaries have not failed to comply, in any material respect, with all applicable local, state and federal environmental laws, regulations, ordinances, and administrative and judicial orders relating to the generation, recycling, reuse, sale, storage, handling, transport and disposal of any Hazardous Materials.

                  Section 3.14 Opinion of Financial Advisor. The Company has received the written opinion of Merrill Lynch & Co. ("Merrill Lynch") to the effect that the consideration to be received in the Merger by the holders of Company Common Stock is fair to such holders from a financial point of view. A copy of such opinion has been made available to Buyer.

                  Section 3.15 Information. None of the Proxy Statement (as defined in Section 5.1(b)) or any other document filed or to be filed by or on behalf of the Company with the SEC or any other governmental entity in connection with the transactions contemplated hereby contained when filed, or will, at the respective times filed with the SEC or other governmental entity, and, in addition, in the case of the Proxy Statement at the date it or any amendment or supplement thereto is mailed to stockholders of the Company and at the time of the meeting of stockholders of the Company to vote on the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that the foregoing shall not apply to information supplied by Buyer specifically for inclusion or incorporation by reference in any such document. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. None of the information supplied by the Company specifically for inclusion or incorporation by reference in any document filed or to be filed by or on behalf of Buyer with the SEC or any other governmental entity in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

                  Section 3.16 Board Action. The Board of Directors of the Company has taken all action required by the Articles of Amendment and Restatement of Articles of Incorporation of the

Company (the "Articles") to permit the consummation of the transactions contemplated hereby and by the Stock Purchase Agreement (as hereinafter defined) (assuming the accuracy of the representation contained in Section 4.6). The Company hereby consents to the transfer of shares of Company Common Stock pursuant to the Stock Purchase Agreement.

                  Section 3.17 Broker's Fees. Except for Merrill Lynch, none of the Company, any of its Subsidiaries or any of its directors or officers has incurred any liability for any broker's fees, commissions, or financial advisory or finder's fees in connection with any of the transactions contemplated hereby, and none of the Company, any of its Subsidiaries or any of their respective directors or officers has employed any other broker, finder or financial advisor in connection with any of the transactions contemplated hereby.

                  Notwithstanding any contrary provision contained in this Agreement, none of the representations or warranties contained in this Article 3 shall apply to the Excluded Assets (as defined in Section 5.3(a)); provided, however, that the representations and warranties contained in this Article 3 shall apply to liabilities or other obligations arising from or relating to the Excluded Assets and for which the Company, as the Surviving Corporation, or Buyer will be liable or otherwise responsible following the consummation of the Merger.


                                    ARTICLE 4

                     Representations and Warranties of Buyer

                  Buyer hereby represents and warrants to the Company as follows:

                  Section 4.1 Organization. Buyer, the Highwoods/Forsyth Limited Partnership, a North Carolina partnership (the "Operating Partnership"), and each of their respective Subsidiaries is a corporation or partnership duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation or organization, as applicable, and Buyer, the Operating Partnership and each of their respective Subsidiaries has all requisite corporate or partnership power and authority to own, lease and operate their respective properties and to carry on their respective businesses as now being conducted. Buyer, the Operating Partnership and each of their respective Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Buyer SEC Documents (as hereinafter defined) filed on or prior to the date hereof, Buyer and the Operating Partnership each own directly all of the outstanding capital stock or other equity interests of each of their respective Subsidiaries.

                  Section 4.2 Authority. Buyer has full corporate power and authority to execute and deliver this Agreement and, subject to the approval of its stockholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of Buyer, and other than the approval by its stockholders, no other corporate proceedings are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and, assuming this Agreement constitutes a legal, valid and binding agreement of the Company, it constitutes a legal, valid and binding agreement of Buyer, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights or general principles of equity.

                  Section 4.3 No Violations; Consents and Approvals. (a) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or compliance by Buyer with any of the provisions hereof will (i) violate any provision of its Articles of Incorporation or by-laws, (ii) except as set forth in Schedule 4.3, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default, or give rise to any right of termination, cancellation or acceleration or any right which becomes effective upon the occurrence of a merger, consolidation or change in control, under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture or other instrument of indebtedness for money borrowed to which Buyer, the Operating Partnership or any of their respective Subsidiaries is a party, or by which Buyer, the Operating Partnership or any of their respective Subsidiaries or any of their respective properties is bound, or (iii) except as set forth in Schedule 4.3, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default, or give rise to any right of termination, cancellation or acceleration or any right which becomes effective upon the occurrence of a merger, consolidation or change in control, under, any of the terms, conditions or provisions of any license, franchise, permit or agreement to which Buyer, the Operating Partnership or any of their respective Subsidiaries is a party, or by which Buyer, the Operating Partnership or any of their respective Subsidiaries or any of their respective properties is bound, or (iv) violate any statute, rule, regulation, order or decree of any public body or authority by which Buyer, the Operating Partnership or any of their respective Subsidiaries or any of their respective properties is bound, excluding from the foregoing clauses (iii) and
(iv) violations, breaches, defaults or rights which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or for which Buyer has received or, prior to the Closing Date, shall have received appropriate consents or waivers.

                  (b) No filing or registration with, notification to, or authorization, consent or approval of, any governmental entity is required in connection with the execution and delivery of this Agreement by Buyer, or the consummation by Buyer of the transactions contemplated hereby, except (i) expiration of the waiting period under the HSR Act, if a filing under the HSR Act is required, (ii) in connection, or in compliance, with the provisions of the Exchange Act, (iii) the filing of articles of merger with the Department,
(iv) such filings and consents as may be required under any environmental law pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated hereby, (v) filings with, and approval of, the New York Stock Exchange, Inc. and the SEC with respect to the Merger,
(vi) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings as may be required under the corporation, takeover or blue sky laws of various states and (vii) such other consents, approvals, orders, authorizations, notifications, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                  Section 4.4 SEC Documents; Financial Statements. (a) Buyer has made available to the Company copies of each registration statement, report, proxy statement, information statement or schedule filed with the SEC by Buyer since its initial public offering (the "Buyer SEC Documents"). As of their respective dates, the Buyer SEC Documents complied in all material respects with the applicable requirements of the Secu- rities Act and the Exchange Act, as the case may be, and none of such SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (b) None of Buyer, any of its Subsidiaries or any of their respective assets, businesses, or operations, is as of the date of this Agreement a party to, or is bound or affected by, or receives benefits under any contract or agreement or amendment thereto, that in each case would be required to be filed as an exhibit to a Form 10-K as of the date of this Agreement that has not been filed as an exhibit to a Buyer SEC Document filed prior to the date of this Agreement.

                  (c) As of their respective dates, the consolidated financial statements included in the Buyer SEC Documents complied as to form in all material respects with then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented Buyer's consolidated financial position and that of its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and statements of cash flows for the periods then ended (subject, in the case of unaudited statements, to the lack of footnotes thereto, to normal year-end audit adjustments and to any other adjustments described therein).

                  Section 4.5 Information. None of the Proxy Statement or any other document filed or to be filed by or on behalf of the Company with the SEC or any other governmental entity in connection with the transactions contemplated by this Agreement contained when filed or will, at the respective times filed with the SEC or other governmental entity and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement thereto is mailed to stockholders and at the time of the meeting of stockholders of the Company to vote on the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that the foregoing shall not apply to information supplied by the Company specifically for inclusion or incorporation by reference in any such document. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. None of the information supplied by Buyer specifically for inclusion or incorporation by reference in any document filed or to be filed by or on behalf of the Company with the SEC or any other governmental entity in connection with the transactions contemplated by this Agreement contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

                  Section 4.6 REIT. Immediately following the purchase by CAC of the shares of Company Common Stock owned by AP CRT
Holdings, L.P. ("AP"), AEW Partners, L.P. ("AEW"), Thomas J.
Crocker ("Mr. Crocker"), Richard S. Ackerman ("Mr. Ackerman") and
Robert E. Onisko ("Mr. Onisko") pursuant to the Stock Purchase
Agreement of even date herewith, by and among AP, AEW, Messrs.
Crocker, Ackerman and Onisko and CAC (the "Stock Purchase
Agreement"), immediately following the execution of the Stock
Purchase Agreement and immediately following the Merger, the Company will not meet the test of being "closely held" within the meaning of ss. 856(a)(6) of the Code.


                                    ARTICLE 5

                            Covenants of the Parties

                  Section 5.1 Taking of Necessary Action. (a) Each party hereto agrees to use its commercially reasonable best efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, subject to the terms and conditions hereof, including all actions and things necessary to cause all conditions precedent set forth in Article 6 to be satisfied and including Buyer's incorporation in Maryland of CAC as promptly as practicable following the date hereof.

                  (b) As promptly as practicable after the date hereof, the Company shall prepare and file with the SEC a preliminary proxy statement by which the stockholders of the Company will be asked to approve the Merger (together with all amendments and supplements thereto, the "Proxy Statement"). The Company shall use its commercially reasonable best efforts to respond to any comments of the SEC, and to cause the Proxy Statement to be mailed to the stockholders of the Company at the earliest practicable time. As promptly as practicable after the date hereof, the Company and Buyer shall prepare and file any other filings required of the Company or Buyer under the Exchange Act, the Securities Act or any other federal, state or local laws relating to this Agreement and the transactions contemplated hereby, including under the HSR Act, if required, and state takeover laws (the "Other Filings"). The Company and Buyer will notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement or any Other Filing or for additional information and will supply each other with copies of all correspondence between each of them or any of their respective representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement or any Other Filing. The Proxy Statement and any Other Filing shall comply in all material respects with all applicable requirements of law. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement or any Other Filing, the Company or Buyer, as the case may be, shall promptly inform the other party of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company and of Buyer, such amendment or supplement. The Proxy Statement shall include the recommendation of the Board of Directors of the Company that the stockholders of the Company vote in favor of and approve the Merger, unless otherwise required by applicable fiduciary duties of the directors of the Company, as determined by such directors in good faith after consultation with independent legal counsel (which may include the Company's regularly engaged legal counsel).

                  (c) If required in order to effect the Merger, the Company shall call a meeting of its stockholders to be held as promptly as practicable for the purpose of voting upon the Merger.

                  (d) If a meeting of stockholders of the Company is required in order to effect the Merger, Buyer shall, and shall use its best efforts to cause any of its subsidiaries and affiliates, to vote any shares of Company Common Stock of which Buyer, or any of its subsidiaries or affiliates, hold voting control in favor of approval and adoption of the Merger.

                  (e) The Company shall use its commercially reasonable best efforts to obtain the consents set forth in Schedule 3.4.

                  (f) In furtherance and not in limitation of the foregoing, Buyer shall use its best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory laws, rules or regulations of any governmental entity.

                  Section 5.2 Public Announcements; Confidentiality.

(a) Subject to each party's disclosure obligations imposed by law and any stock exchange or similar rules and the confidentiality provisions contained in clause
(b) of this Section 5.2, the Company and Buyer will cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement and any of the transactions contemplated hereby.

                  (b) Each of the Company and Buyer agrees that all information provided to it or any of its representatives pursuant to this Agreement shall be kept confidential, and each of the Company and Buyer shall not (i) disclose such information to any persons other than the directors, officers, employees, financial advisors, legal advisors, accountants, consultants and affiliates of the Company or Buyer, as applicable, who reasonably need to have access to the confidential information and who are advised of the confidential nature of such information or (ii) use such information in a manner which would be detrimental to the Company; provided, however, the foregoing obligation of each of the Company and Buyer shall not (A) relate to any information that (1) is or becomes generally available other than as a result of unauthorized disclosure by the Company or Buyer, as applicable, or by persons to whom the Company or Buyer, as applicable, has made such information available, (2) is or becomes available to the Company or Buyer, as applicable, on a non-confidential basis from a third party that is not, to the knowledge of the Company or Buyer, as applicable, bound by any other confidentiality agreement with the other party hereto, or (B) prohibit disclosure of any information if required by law, rule, regulation, court order or other legal or governmental process.

                  Section 5.3 Conduct of the Business of the Company. The Company covenants and agrees that, between the date of this Agreement and the Effective Time, except as contemplated by the Company's budget heretofore made available to Buyer (the "Company Budget") and except for the matters set forth in Schedule 5.3 or unless Buyer shall otherwise agree in writing, the businesses of the Company and its Subsidiaries shall only be conducted in, and the Company and its Subsidiaries shall not take any action except in the usual, regular and ordinary course and in substantially the same manner as heretofore conducted, and the Company shall, and shall cause its Subsidiaries to, use its best efforts to comply with all material applicable laws, maintain their respective good standing in the jurisdiction of their respective formation, maintain all material Company Permits, comply with all state and federal securities laws and timely file all required filings under the Exchange Act, preserve intact their present business organizations, keep available the services of their respective current officers, employees and consultants and preserve their respective current relationships with customers, suppliers, tenants and others having business dealings with the Company and its Subsidiaries. By way of amplification and without limiting the generality of the foregoing, except as contemplated by this Agreement or by the Company Budget and except for the matters set forth in Schedule 5.3, neither the Company nor any Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Buyer:

                   (i) (x) declare, set aside, or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than (1) the Company's regular quarterly dividend on the shares of Company Common Stock in an amount not exceeding $.15 per share (or a prorated portion of such amount in the case of any portion of a quarterly period), (2) dividends and distributions by any direct or indirect Subsidiary of the Company to its parent(s) and (3) distribution by the Company to its stockholders of the assets described in Schedule 5.3(i) (collectively, the "Excluded Assets"), (y) split, combine or reclassify any of its capital stock or issue or, other than pursuant to the exercise of options to purchase Company Common Stock, authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (z) purchase, redeem or otherwise acquire, directly or indirectly, other than pursuant to the exercise of outstanding options to purchase Company Common Stock, any shares of capital stock of the Company or any of its Subsidiaries or any other equity securities thereof or any rights, warrants, or options to acquire any such shares or other securities;

                  (ii) issue, deliver, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of capital stock of any class of the Company or any Subsidiary or any securities convertible into, or any rights, warrants or options to acquire, any such shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary (except for the issuance of Company Common Stock pursuant to warrants or issuable pursuant to employee stock options outstanding on the date hereof and set forth on Schedule 3.2) or (ii) any assets of the Company or any Subsidiary, except (in the case of clause (ii)) for the distribution of the Excluded Assets and except for sales in the ordinary course of business and in a manner consistent with past practice in an amount not to exceed $5,000 individually, or in any related series of transactions;

                 (iii) amend its Articles of Incorporation, by-laws or other comparable organizational documents;

                  (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or any real property or buildings or any assets in excess of $5,000 individually or in any related series of transactions;

                   (v) subject to liens, mortgages, deeds of trust, deeds to secure debt, security interests, pledges, claims, charges, easements and other encumbrances of any nature whatsoever (collectively, "Liens") or sell, lease or otherwise dispose of any of its properties or assets, except in the ordinary course of business consistent with past practice with respect to assets in an amount less than $5,000 individually or in any related series of transactions and except for the distribution of the Excluded Assets;

                  (vi) lease, in one transaction or a series of transactions, any of its assets or properties, except for the leases made in the ordinary course of business consistent with capital expenditures, rental rates, expense stops and other terms consistent with the Company Budget; provided, however, that no leases shall be for a period of longer than five years or with respect to properties with greater than 5,000 rentable square feet;

                  (vii) (a) incur any indebtedness for borrowed money or issue or sell any debt securities of the Company or any of its Subsidiaries, or guarantee, assume or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except, in any such case, for borrowings or other transactions incurred in the ordinary course of business and consistent with past practice in an amount less than $5,000 individually or in the aggregate; (b) except in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other person but in no event to exceed $5,000; (c) enter into any contract or agreement other than in the ordinary course of business, consistent with past practice but in no case greater than $5,000; or
         (d) authorize any single capital expenditure which is in excess of $5,000 or capital expenditures which are, in the aggregate, in excess of $5,000 for the Company and the Subsidiaries taken as a whole;

                (viii) increase the compensation payable or to become payable to its officers or employees, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company or any Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

                  (ix) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable);

                   (x) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability;

                  (xi) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the balance sheet as of March 31, 1996 or subsequently incurred in the ordinary course of business and consistent with past practice and as permitted by this
         Section 5.3;

                 (xii) enter into any transactions or agreements with any directors, officers, employees, stockholders or affiliates of the Company or any of its Subsidiaries, except for transactions or agreements relating to or arising out of the Excluded Assets or as disclosed on Schedule 5.3; or

                (xiii) take any action or fail to take any action if such action or failure to act would reasonably be expected to materially impair the value of its material assets or properties; or

                (xiv) authorize or enter into or amend any contract, agreement, commitment or arrangement with respect to any action prohibited by this Section 5.3.

                  The Company may request consent from Buyer to take any action otherwise prohibited by this Section 5.3, and such consent shall be deemed to be granted if Buyer does not give notice to the Company of its refusal to grant such consent within five business days of Buyer's receipt of such request for consent. For purposes of this Section 5.3, expenditures by the Company will be deemed to be as contemplated by the Company Budget if (i) the actual expenditures within a given region in the aggregate do not exceed the aggregate amount of expenditures budgeted for such region and (ii) the expenditures are made no earlier than the month in which they are budgeted.


                  Section 5.4 No Solicitation of Transactions. Except as otherwise consented to in writing by Buyer, neither the Company nor any of its Subsidiaries shall, directly or indirectly, through any officer, director, employee, agent, representative or otherwise, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, (i) any acquisition in any manner, directly or indirectly (including through any option, right to acquire or other beneficial ownership) or more than 10% of any class of equity securities of the Company, or assets representing a material portion of the assets of the Company (other than any Excluded Asset), other than any of the transactions contemplated by this Agreement, (ii) any merger, consolidation, sale of assets (other than any Excluded Asset), share exchange, recapitalization, other business combination, liquidation, or other action out of the ordinary course of business of the Company, other than any of the transactions contemplated by this Agreement, or (iii) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing (any of the foregoing, a "Competing Transaction"), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of the Company or any of its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of the Company's Subsidiaries to take any such action. The Company shall immediately notify Buyer of all the relevant details relating to all inquiries and proposals which it or any of its Subsidiaries or any such officer, director, employee, investment banker, financial advisor, attorney, accountant or other representative may receive relating to any of such matters, and, if such inquiry or proposal is in writing, the Company shall as promptly as practicable deliver to Buyer a copy of such inquiry or proposal. Nothing contained in this Section 5.4 shall prohibit the Company from complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Competing Transaction.

                  Section 5.5 Information and Access. (a) Subject to the Confidentiality Agreement, dated as of April 8, 1996, by and between the Company and Buyer (the "Confidentiality Agreement"), from the date hereof until the Closing Date, (i) each party hereto and its respective Subsidiaries shall afford to the other party and such other party's accountants, counsel and other representatives full and reasonable access during normal business hours (and at such other times as the parties may mutually agree) to its properties, books, contracts, commitments, records and personnel and, during such period, shall furnish promptly to such other party (1) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, and (2) all other information concerning their businesses, personnel and the Company Properties or Buyer Properties, as applicable, as such other party may reasonably request. Such other party and its accountants, counsel and other representatives shall, in the exercise of the rights described in this Section, not unduly interfere with the operation of the businesses of the party providing the access and information.

                  (b) The Company will cooperate with Buyer to the extent reasonably necessary to enable Buyer to make appropriate filings with the SEC with respect to the Merger, including assistance in preparing pro forma financial statements of Buyer reflecting the Merger.

                  5.6 Employee and Other Arrangements. (a) From and after the Effective Time, Buyer will cause the Surviving Corporation to honor, in accordance with their terms, all employment and consulting agreements and other contracts to which the Company or any of its Subsidiaries are parties relating to (i) the employment of or rendition of personal services by any individual and/or (ii) the compensation and/or benefits payable in connection with such employment or services.

                  (b) Buyer will cause the Surviving Corporation to take such actions as are necessary so that, for a period of at least one year from and after the Effective Time, persons who are employes of the Company and its Subsidiaries as of the Effective

Time (the "Company Employees") will be provided cash compensation, employee benefits and incentive compensation and similar plans and programs as will provide compensation and benefits which, in the aggregate and in all material respects, are no less favorable than those provided to Company Employees as of the date hereof; provided, however, that it is understood that after the Effective Time Buyer will have no obligation to issue shares of capital stock of any entity pursuant to any such plan or program. In addition, from and after the Effective Time, Buyer shall, and shall cause the Surviving Corporation to, (i) provide all Company Employees with service credit for all periods of employment with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility and vesting under any employee benefit plan program, policy or arrangement of Buyer, the Surviving Corporation or any of their affiliates, (ii) waive any pre-existing condition of any Company Employee and any dependent thereof for purposes of determining eligibility for, and the terms upon which they participate in, any employee benefit plan, program, policy or arrangement of Buyer, the Surviving Corporation or any of their affiliates and (iii) provide each Company Employee, upon the involuntary termination of such Employee's employment with the Surviving Corporation and any of its Subsidiaries and affiliates, within one year after the Effective Time, with a severance benefit determined pursuant to Schedule 3.10.

                  (c) Buyer agrees that no constraints shall be imposed on any stockholder or officer of the Company regarding the use or operation of the Excluded Assets to compete with the Surviving Corporation.

                  5.7 Indemnification. (a) Buyer agrees that all rights to indemnification existing in favor of any director, officer, employee or agent of the Company and its Subsidiaries (the "Indemnified Parties") as provided in their respective Articles of Incorporation, by-laws or comparable organizational documents or in indemnification agreements with the Company or any of its Subsidiaries, or otherwise in effect as of the date hereof, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time; provided that, in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. Buyer also agrees to indemnify all Indemnified Parties to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of the Company or any of its Subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees or directors of, or otherwise on behalf of, the Company or any of its Subsidiaries, occurring prior to the Effective Time including, without limitation, the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by this Agreement, occurring prior to or at the Effective Time, Buyer will pay as incurred such Indemnified Party's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. From and after the Effective Time, Buyer will pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 5.8.

                  (b) Buyer agrees that it shall (i) cooperate with the Company to obtain prior to the Effective Time directors' and officers' insurance coverage for a six-year period following the Effective Time for current and former directors and officers of the Company covering any actions taken on or prior to the Effective Time, such coverage to be at least as comprehensive as the Company's current directors' and officers' liability insurance coverage or
(ii) from and after the Effective Time, cause the Surviving Corporation to cause to be maintained in effect for not less than six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company; provided, that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; provided, further, that the Surviving Corporation shall not be required to pay an annual premium in excess of 200% of the last annual premium paid by the Company prior to the date hereof and if the Surviving Corporation is unable to obtain the insurance required by this Section
5.7 it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

                  Section 5.8 Notification of Certain Matters. Each of Buyer and the Company shall use its good faith efforts to notify the other party in writing of its discovery of any matter that would render any of such party's or the other party's representations and warranties contained herein untrue or incorrect in any material respect, but the failure of either party to so notify the other party shall not be deemed a breach of this Agreement.

                  Section 5.9 Separation of Excluded Assets. Both prior to and after the Effective Time, (i) Buyer shall cooperate in effecting the transfer of ownership of the Excluded Assets in accordance with arrangements entered into by the Company prior to the Effective Time and (ii) the Company shall notify Buyer of any such arrangements. The Company shall cause Newco (as hereinafter defined) to agree to reimburse Buyer at the Effective Time for expenses or costs, including any local, state or federal income or transfer tax liability, incurred by the Company in effecting the transfer of ownership of the Excluded Assets.

                  Section 5.10 Newco Obligations. (a) At the Effective Time, an entity that will obtain direct or indirect ownership of some or all of the Excluded Assets ("Newco") shall enter into a master lease agreement with Buyer covering all of the Company- owned properties, which master lease agreement shall obligate Newco to pay to Buyer $1,200,000 at the Effective Time and $600,000 on January 1, 1997, as additional rent on the Company- owned properties and as compensation to Buyer for rent shortfalls and vacancies at such properties.

                  (b) At or before the Effective Time, the Company shall have caused Newco to elect to either (i) assume the liability of the Company to indemnify Thomas J. Crocker and Crocker and Company in the case styled Patrick Jolivet v. Thomas J. Crocker and Crocker and Company, Case No. 94-8669 or (ii) pay the costs of insurance to cover such indemnification.

                  (c) At or before the Effective Time, the Company shall cause Newco to enter into an agreement with the Company, which agreement shall remain in effect after the Effective Time, providing that (i) Newco shall reimburse the Company for the excess, if any, of the Designated Transaction Expenses (as hereinafter defined) over $9,150,000 and (ii) the Company shall pay to Newco 50% of the excess, if any, of $8,600,000 over the Designated Transaction Expenses The amount of the Designated Transaction Expenses shall be determined on the 20th business day following the Effective Time, and any amount required to be paid pursuant to this paragraph shall be paid within five business days thereafter. Buyer and the Company will jointly prepare a good faith estimate of the Designated Transaction Expenses two business days prior to the Effective Time. "Designated Transaction Expenses" shall mean expenses incurred by the Company in connection with its pending proposed public offering or in connection with this Agreement and the Merger only in the following categories: (i) fees and expenses of legal counsel; (ii) fees and expenses of accountants; (iii) fees and expenses of investment bankers and appraisers; (iv) printing expenses; (v) severance payments to employees (including officers) generally as set forth on Schedule 3.10 or pursuant to the Severance Agreements (as defined in the Stock Purchase Agreement); (vi) payments to the Company's three senior executives pursuant to Section 2.6 of this Agreement; and (vii) amounts due, if any, to any solicitation agent in connection with the exercise of the Company's outstanding warrants.


                                    ARTICLE 6

                             Conditions to Closings

                  Section 6.1 Conditions to Each Party's Obligation to Effect the Merger. Subject to the provisions of Section 6.4, the respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

                  (a) if required, the Merger shall have been approved and adopted by the requisite vote of the holders of the Company Common Stock;

                  (b) any waiting period applicable to the consummation of the Merger under the HSR Act, if applicable, shall have expired or been terminated or the Company and Buyer shall have mutually concluded that no filing under the HSR Act is required with respect to the transactions contemplated hereby; and

                  (c) the consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction.

                  Section 6.2 Conditions to Obligation of the Company to Effect the Merger. Subject to the provisions of Section 6.4, the obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional following conditions, unless waived by the
Company:

                  (a) that the representations and warranties of Buyer contained in the first two sentences of Section 4.1 (with respect to Buyer only) and in Section 4.2 shall be true when made and at and as of the Effective Time as if made at and as of such time, and that Buyer shall have performed in all material respects its agreements contained in this Agreement required to be performed at or prior to the Effective Time; and the Company shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of

         Buyer to that effect.

                  Section 6.3 Conditions to Obligations of Buyer to Effect the Merger. Subject to the provisions of Section 6.4 the obligations of Buyer to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional following conditions, unless waived by Buyer:

                  (a) that the representations and warranties of the Company contained in the first two sentences of Section 3.1 (with respect to the Company only) and in Section 3.3 shall be true when made and at and as of the Effective Time as if made at and as of such time, and that the Company shall have performed in all material respects its agreements contained in this Agreement required to be performed at or prior to the Effective Time; and Buyer shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of the Company to that effect;

                  (b) the consents set forth in Schedule 6.3 shall have been received, or the Company shall have refinanced the indebtedness described in Schedule 6.3 with new indebtedness which is in all respects at least as favorable to the Company as the indebtedness described in Schedule 6.3 (but under the terms of which no lender consent is required (or any required consent has been obtained) to effect the transactions contemplated by this Agreement); and

                  (c) the Company shall meet the requirements for qualification as a REIT under Sections 856-860 of the Code; provided, that if the Company does not meet such requirements for qualification as a result of any action or omission of (or any action or omission taken at the direction of) Buyer or due to the inaccuracy of the representation contained in Section 4.6, the condition set forth in this Section 6.3(c) shall be deemed to be satisfied.

                  Section 6.4 Conditions to Obligations of the Company and Buyer to Effect the Merger Following Buyer's Ownership of Shares. If Buyer becomes the beneficial owner of a majority of the outstanding shares of Company Common Stock prior to the Effective Time, the respective obligations of each party to effect the Merger shall be subject only to the fulfillment at or prior to the Effective Time of the following conditions:

                  (a) if required, the Merger shall have been approved and adopted by the requisite vote of the holders of the Company Common Stock; and

                  (b) the consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction.

                  Section 6.5 Representations and Warranties. Except as set forth in Sections 6.2 and 6.3, that the representations and warranties contained in Article 3 hereof were true and correct when and as made shall not be a condition to the obligation of either the Company or Buyer to effect the Merger.


                                    ARTICLE 7

                        Termination, Amendment and Waiver

                  Section 7.1 Termination. This Agreement may be terminated at any time prior to the earlier of (i) such time as Buyer becomes the owner, directly or indirectly, of a majority of the Company Common Stock and (ii) the Effective Time, whether before or after approval by the stockholders of the Company of the Merger:

                  (a) by mutual written consent of Buyer and the Com-pany;

                  (b) by Buyer, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, such that the condition set forth in Section 6.3(a) would not be satisfied (a "Terminating Company Breach"), provided that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts and for so long as the Company continues to exercise such reasonable best efforts, Buyer may not terminate this Agreement under this Section 7.1(b);

                  (c) by the Company, upon breach of any covenant or agreement on the part of Buyer set forth in this Agreement such that the condition set forth in Section 6.2(a) would not be satisfied ("Terminating Buyer Breach"), provided that, if such Terminating Buyer Breach is curable by Buyer through the exercise of its reasonable best efforts and for so long as Buyer continues to exercise such reasonable best efforts, the Company may not terminate this Agreement under this
         Section 7.1(c);

                  (d) by Buyer if the Company does not meet the require- ments for qualification as a REIT under Sections 856-860 of the Code; provided that if the Company does not meet such requirements for qualification as a result of any action or omission of (or any action or omission taken at the direction of) Buyer or due to the inaccuracy of the representation contained in Section 4.6, Buyer shall not have the right to terminate this Agreement pursuant to this
         Section 7.1(d).

                  (e) by Buyer or the Company if any court of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any order, judgment, decree, injunction or ruling which restrains, enjoins or otherwise prohibits the Merger and such order, judgment, decree, injunction or ruling shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 7.1(e) shall have used commercially reasonable best efforts to remove such injunction or overturn such action; or

                  (f) by either Buyer or the Company if the meeting of the stockholders of the Company to approve the Merger (including as such meeting may be adjourned from time to time), if required, shall have concluded without the Company having obtained the required stockholder approval.

                  Section 7.2 Procedure and Effect of Termination. In the event of termination of this Agreement by either or both of the Company and Buyer pursuant to Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other party hereto, and this Agreement shall thereupon terminate and become void and have no effect, and the transactions contemplated hereby shall be abandoned without further action by the parties hereto, except that the provisions of Sections 5.2 (Public Announcements; Confidentiality), 7.3 (Expenses), 8.2 (Governing Law), and 8.4 (Notices) shall survive the termination of this Agreement; provided, however, that such termination shall not relieve any party hereto of any liability for any breach of this Agreement.

                  Section 7.3 Expenses. Except as set forth in this Agreement, whether or not the Merger is consummated, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

                                    ARTICLE 8

                                  Miscellaneous

                  Section 8.1 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section, provided receipt of copies of such counterparts is confirmed.

                  Section 8.2 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE
STATE OF MARYLAND WITHOUT REFERENCE TO THE CHOICE OF LAW PRIN-
CIPLES THEREOF.

                  Section 8.3 Entire Agreement. This Agreement (including agreements incorporated herein) and the Schedules, Annexes and Exhibits hereto, the Stock Purchase Agreement and the exhibits thereto, the Severance Agreements and the Confidentiality Agreement contain the entire agreement between the parties with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the parties other than those set forth or referred to herein. Except as set forth in Section 8.13, this Agreement is not intended to confer upon any person not a party hereto (and their successors and assigns) any rights or remedies hereunder.

                  Section 8.4 Notices. All notices and other communications hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below. Notices to the Company shall be addressed to:

                  Crocker Realty Trust, Inc.
                  433 Plaza Real, Suite 335
                  Boca Raton, Florida  33432
                  Attention:  Thomas J. Crocker, Chairman and Chief
                                      Executive Officer
                  Telecopy Number:  (407) 447-1820

                  with a copy to:

                  Wachtell, Lipton, Rosen & Katz

                  51 West 52nd Street
                  New York, New York  10019
                  Attention:  Elliott V. Stein, Esq.
                  Telecopy Number:  (212) 403-2000

or at such other address and to the attention of such other person as the Company may designate by written notice to Buyer.
Notices to Buyer shall be addressed to:

                  Highwoods Properties, Inc.
                  3100 Smoketree Court, Suite 700
                  Raleigh, North Carolina  27604-5001
                  Attention: Carmen Liuzzo, Chief Financial Officer Telecopy Number: (919) 876-2448

                  with a copy to:

                  Smith, Helms, Mullis and Moore L.L.P.
                  316 West Edentown Street
                  Raleigh, North Carolina
                  Attention:  Brad Markoff, Esq.
                  Telecopy Number:  (919) 755-8731

                  Section 8.5 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors; provided, however, that this Agreement may not be assigned or transferred by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party.

                  Section 8.6 Headings. The Section, Article and other headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections or Articles contained herein mean Sections or Articles of this Agreement unless otherwise stated.

                  Section 8.7 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. Either party hereto may, only by an instrument in writing, waive compliance by the other party hereto with any term or provision hereof on the part of such other party hereto to be performed or complied with. The waiver by any party hereto of a breach of any term or provision hereof shall not be construed as a waiver of any subsequent breach. In the event that, prior to the Effective Time, Buyer becomes the owner of a majority of the outstanding shares of Company Common Stock, any amendment to this Agreement affecting the Merger Consideration, the timing of the Merger, or Buyer's obligation to complete the Merger shall require that (i) a majority of the directors of the Company are Continuing Directors and (ii) such amendment is approved by a majority of the Continuing Directors then serving. "Continuing Directors" shall mean individuals who, as of the date hereof, constitute the Board of Directors of the Company; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the Continuing Directors shall be considered as though such individual were a Continuing Director.

                  Section 8.8 Certain Definitions; Interpretation; Absence of Presumption. (a) For the purposes hereof, (i) "Material Adverse Effect" shall mean with respect to either party hereto, a material adverse effect on the financial condition, results of operations or business of such party and its Subsidiaries (to the extent of such party's interest therein) taken as a whole, or, if applicable, on the ability of such party to consummate the Merger and the other transactions contemplated hereby, (ii) "person" shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or other form of business or legal entity or governmental entity and (iii) "Subsidiaries" shall mean with respect to any person, any corporation, partnership, joint venture, business trust or other entity, of which such person, directly or indirectly, owns or controls at least 50% of the securities or other interests entitled to vote in the election of directors or others performing similar functions with respect to such corporation or other organization, or to otherwise control such corporation, partnership, joint venture, business trust or other entity. Without limiting the generality of the foregoing, Material Adverse Effect with respect to the Company shall include the Company not meeting the requirements for qualification as a REIT under Sections 856-860 of the Code, except to the extent that the Company does not meet such requirements for qualifiaction as a result of any action or omission of (or any action or omission taken at the direction of) Buyer or due to the inaccuracy of the representation contained in Section 4.6. Without limiting the generality of the foregoing, (a) the Company's Subsidiaries shall include CRT Leasing, Inc. and (b) Buyer's Subsidiaries shall (i) include Highwoods Services, Inc. and Forsyth Properties Services, Inc., and (ii) the Operating Partnership and any entity that is a Subsidiary of the Operating Partnership. For purposes hereof, (i) words in the singular shall be held to include the plural and VICE VERSA and words of one gender shall be held to include the other gender as the context requires, (ii) the terms "hereof", "herein", and

"herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules, Annexes and Exhibits hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, Exhibit, Annex and Schedule references are to the Articles, Sections, paragraphs, Exhibits, Annexes and Schedules to this Agreement unless otherwise specified, (iii) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless the context otherwise requires or unless otherwise specified, (iv) the word "or" shall not be exclusive, and (v) provisions shall apply, when appropriate, to successive events and transactions.

                  (b) This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

                  Section 8.9 Severability. Any provision hereof which is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability, without affecting in any way the remaining provisions hereof.

                  Section 8.10 Confidentiality Agreement. The Confi-dentiality Agreement shall remain in full force and effect.

                  Section 8.11 Further Assurances. The Company and Buyer agree that, from time to time, whether before, at or after any Closing Date, each of them will execute and deliver such further instruments of conveyance and transfer and take such other action as may be necessary to carry out the purposes and intents hereof.

                  Section 8.12 Specific Performance. Buyer and the Company each acknowledge that, in view of the uniqueness of the parties hereto, the parties hereto would not have an adequate remedy at law for money damages in the event that this Agreement were not performed in accordance with its terms, and therefore agree that the parties hereto shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which the parties hereto may be entitled at law or in equity.

                  Section 8.13 Third Party Beneficiaries. Nothing in this Agreement, except for (i) the provisions of Sections 2.1, 2.2 and 5.7 to the extent they apply to directors and officers of the Company and (ii) the provisions of Sections 5.9 and 5.10 to the extent they apply to Newco, is intended to confer upon any person other than the parties hereto any rights or remedies hereunder; provided, however, that if Buyer becomes the bene-ficial owner of a majority of the outstanding shares of Company Common Stock and the Effective Time shall not have occurred within 90 days thereafter, each beneficial owner of Company Common Stock shall be deemed to be a third-party beneficiary of this Agreement and may enforce all rights with respect thereto.

                  Section 8.14 Survival. Any covenants or agreements of the parties hereto (including the Surviving Corporation) which contemplate actions to occur following the Effective Time shall survive the Effective Time.

                  IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties hereto as of the day first above written.

                                                 CROCKER REALTY TRUST, INC.



                                                 By:
                                                     Name:
                                                     Title:



                                                 HIGHWOODS PROPERTIES, INC.



                                                 By:
                                                     Name:
                                                     Title:



                                                 CEDAR ACQUISITION CORPORATION



                                                 By:
                                                     Name:
                                                     Title:

                                                                   EXHIBIT C





                                   May 9, 1996




Highwoods/Forsyth Limited Partnership
3100 Smoketree Court, Suite 600
Raleigh, North Carolina  27604
Attn:  Mr. Carman Liuzzo
          Chief Financial Officer


Re:      Highwoods REIT --          $250,000,000 Line of Credit
         -----------------          ---------------------------
                                    $100,000,000 Bridge Loan
                                    ------------------------


Gentlemen:

This letter constitutes the amended and restated commitment of NationsBank, N.A. (the "Bank") to make a credit facility available to the entity described below as the borrower. This letter amends and restates the Bank's commitment to the Borrower dated as of April 26, 1996. The terms and conditions of this Commitment are as follows:

         1. BORROWER: Highwoods/Forsyth Limited Partnership, a North Carolina limited partnership (the "Borrower") whose general partner is Highwoods Properties, Inc., a Maryland corporation (the "Company" or the "Guarantor"). The Company must remain the sole general partner in the Borrower. Any changes in the limited partnership agreement defining the relationship between the Company and the Borrower shall be subject to the prior written approval of the Bank.

         2.       PRINCIPAL AMOUNT OF LOANS:

                  2.1 The Bank will provide a revolving credit facility (the "Revolving Loan") of up to $250,000,000 (the "Committed Amount"). The Revolving Loan shall be evidenced by a promissory note in the original principal amount of the Committed Amount (the "Revolving Note").

                  2.2 In addition, the Bank will provide, at the Borrower's election, a bridge loan (the "Bridge Loan") to the Borrower of up to $100,000,000. The Bridge Loan shall be evidenced by a promissory note in the original principal amount of $100,000,000 (the "Bridge Note") (the Revolving Loan and the Bridge Loan are sometimes hereinafter referred to collectively as the "Loans" and the Revolving Note and the Bridge Note are sometimes hereinafter collectively referred to as the "Notes").

Highwoods/Forsyth Limited Partnership
May 9, 1996
Page 2




         3.       USE OF LOAN PROCEEDS:

                  3.1 The proceeds of the Revolving Loan shall be used (i) to repay the amount outstanding under that certain promissory note dated as of March 26, 1996, in the original principal amount of $140,000,000 owed to the Bank, First Union National Bank of North Carolina, and Wachovia Bank of North Carolina, N.A.; (ii) to finance the acquisition of Crocker Realty Trust, Inc.; and (iii) to provide working capital for the Borrower.

                           (a) $25,000,000 Sublimit: No more than $25,000,000 of
the Revolving Loan shall be used as working capital for speculative land acquisition, dividend payments, and Capital Expenditures incurred in the refurbishment and reletting of space previously leased by the Borrower. (For purposes of this Section 3.1(a), "speculative" means land acquired for purposes other than development within twelve months of the date of acquisition.)

                  3.2 The proceeds of the Bridge Loan shall be used to finance the acquisition of Crocker Realty Trust, Inc.

                  3.3 Notwithstanding anything herein to the contrary, the Bank's obligation to fund the Loans is expressly conditioned upon the closing of the acquisition of the assets of Crocker Realty Trust, Inc.

         4. REVOLVING LOAN PHASES: Nine months after the Closing Date (the "Initial Revolving Loan Phase"), and provided there exists no uncured event of default, the Revolving Loan shall convert either to a secured credit facility (the "Secured Revolving Loan Phase") or to an unsecured credit facility (the "Unsecured Revolving Loan Phase"). Determination of which phase shall be used after the Initial Revolving Loan Phase shall be based upon a review of the Borrower's financial status at the conclusion of the Initial Revolving Loan Phase by the Bank. In the event the Borrower is able to comply with each of the financial covenants required for the Unsecured Revolving Loan Phase provided in
Section 22 and has received not less than $300,000,000 in net proceeds from one or more offerings of shares of the Company's capital stock subsequent to the date hereof, the Revolving Loan shall convert to the Unsecured Revolving Loan Phase. In the event the Borrower is unable to comply with such financial covenants for the Unsecured Revolving Loan Phase, but does satisfy each of the requirements for the Secured Revolving Loan Phase provided in Section 21, and has received not less than $120,000,000 in net proceeds from one or more offerings of shares of the Company's capital stock subsequent to the date hereof, the Borrower shall immediately grant a first priority lien on a sufficient number of its properties to satisfy such requirements, and shall satisfy each of the other requirements of Section 17 as soon as practicable, and the Revolving Loan shall convert to the Secured Revolving Loan Phase. The Borrower's failure to satisfy the requirements for either of the Unsecured Revolving Loan Phase or the Secured Revolving Loan Phase shall constitute an event of default under the Revolving Loan. The Borrower may, at its election, convert the

Highwoods/Forsyth Limited Partnership
May 9, 1996
Page 3



Revolving Loan prior to the termination of the Initial Revolving Loan Phase provided all conditions for such conversion are satisfied and the Bridge Loan has been repaid.

         5.       MATURITY DATES:

                  5.1 Revolving Loan. In the event the Revolving Loan converts to the Unsecured Revolving Loan Phase, the maturity date for the Revolving Loan shall be July 31, 1999. In the event the Revolving Loan converts to the Secured Revolving Loan Phase after the Initial Revolving Loan Phase, the maturity date shall be the date two years after the Closing Date.

                  5.2 Bridge Loan. The maturity date for the Bridge Loan shall be six months from the Closing Date.

         6.       INTEREST RATE:

                  6.1      Revolving Loan.

                           (a) The interest rate during the Initial Revolving
Loan Phase shall be a variable rate equal to the Adjusted 30-day LIBOR Rate, as defined on Exhibit A attached hereto ("LIBOR"), plus 150 basis points ("bps").

                           (b) In the event the Revolving Loan converts to the
Secured Revolving Loan Phase, the interest rate during the Secured Revolving Loan Phase shall be the Adjusted 30-day LIBOR Rate plus 175 bps.

                           (c) In the event the Revolving Loan converts to the
Unsecured Revolving Loan Phase, the interest rate during the Unsecured Revolving Loan Phase shall be based upon the rating of the Company's unsecured debt in accordance with the following chart:

==============================================================================
                  Rating                                   Rate
- - - ------------------------------------------------------------------------------
no rating or rating less than                 LIBOR plus 175 bps
investment grade
- - - ------------------------------------------------------------------------------
Baa3/BBB- or equivalent                       LIBOR plus 150 bps
- - - ------------------------------------------------------------------------------
Baa2/BBB or equivalent                        LIBOR plus 135 bps
- - - ------------------------------------------------------------------------------
Baa1/BBB+ or equivalent                       LIBOR plus 120 bps
- - - ------------------------------------------------------------------------------
A 3/A- or better or equivalent                LIBOR plus 100 bps
==============================================================================

Highwoods/Forsyth Limited Partnership
May 9, 1996
Page 4



Provided, however, in the event a rating of the Borrower's unsecured debt has not been obtained as of the date of the Revolving Loan converts to the Unsecured Revolving Loan Phase, the interest rate shall be LIBOR plus 150 bps for a period of 120 days after such conversion. Thereafter, determination of the applicable interest rate shall be based on the average rating obtained using all ratings obtained (two of which must be Standard & Poors and Moody's). In the event the average of the ratings is between two of the ratings cited in the chart set forth above, the average shall be deemed to be the lower of the two ratings. The determination of equivalent ratings by agencies other than Standard & Poors and Moody's shall be made by the Bank. The ratings assigned by Standard & Poors and Moody's shall be weighted three times as heavily as the ratings from other agencies in the determination of the average rating.

         6.2 Bridge Loan. The interest rate for the Bridge Loan shall be LIBOR plus 150 bps.

         6.3 Adjustment to Definition of LIBOR. The definition of LIBOR as used herein shall be subject to adjustment in accordance with the terms of Section 26 hereof.

         7.       INTEREST RATE PROTECTION:

                  7.1 The Borrower shall obtain at its expense interest rate protection such that not less than $80,000,000 of the Revolving Loan shall be subject to a cap or a swap fixing or capping LIBOR at not more than six and one-half percent (6.5%).

                  7.2 The Borrower shall also be required to obtain interest rate caps with respect to all floating rate debt of the Borrower with a term of more than twelve months (other than the Revolving Loan) unless otherwise approved by the Bank. While not a requirement of this Commitment, the Borrower agrees to give the Bank the opportunity to bid for interest rate protection services.

         8. INTEREST PAYMENTS: Payments of interest only shall be due on the 15th day of each month (for the preceding calendar month).

         9. LOAN COMMITMENT FEE: In consideration of the issuance of this Commitment and the reserving of sufficient funds by the Bank from which to make the Bridge Loan and Revolving Loan disbursements, the Bank has earned a non-refundable loan commitment fee in the amount of $1,227,500, receipt of which is hereby acknowledged. An additional fee equal to three-eighths of one percent of the sum of the amount of the Bridge Loan actually funded plus the Committed Amount, shall be payable on the Closing Date.

         10. UNUSED FACILITY FEE: In consideration of the reserving of sufficient funds by the Bank from which to make Revolving Loan disbursements, the Borrower shall pay to the Bank an unused facility fee to be determined as follows:

Highwoods/Forsyth Limited Partnership
May 9, 1996
Page 5




                  10.1 No unused facility fee shall be due during the Initial Revolving Loan Phase.

                  10.2 In the event the Revolving Loan converts to the Secured Revolving Loan Phase, an unused facility fee of 0.25% per annum shall be due and payable on a quarterly basis, with the first such payment being computed as of the date three months from the end of the Initial Revolving Loan Phase.

                  10.3 In the event the Revolving Loan converts to the Unsecured Revolving Loan Phase, an unused facility fee shall be due and payable as follows: (i) 0.15% per annum of the average daily unused Committed Amount calculated for a three-month period if the unused capacity is equal to or less than thirty-three percent (33%) of the Committed Amount; (ii) 0.20% per annum of the average daily unused Committed Amount calculated for the preceding three-month period if the unused capacity is greater than thirty-three percent (33%) but less than or equal to sixty-six percent (66%) of the Committed Amount; and (iii) 0.25% per annum of the average daily unused Committed Amount calculated for the preceding three-month period if the unused capacity is greater than sixty-six percent (66%) of the Committed Amount. (All percentages of the unused Committed Amount shall be rounded to the nearest one percent.) The first such payment shall be computed as of the date twelve months from the Closing Date.

         11. COMMITMENT EXPIRATION: This Commitment expires, at the Bank's option, on May 10, 1996, and the closing of the Loans must occur on or before August 15, 1996.

         12.      GUARANTOR:  Highwoods Properties, Inc.

         13. GUARANTY: The Guarantor shall provide a direct and unconditional guaranty of payment of all outstanding amounts under the Loans.

         14. THE BANK'S COUNSEL: The Bank's legal counsel is the law firm of Moore & Van Allen, PLLC, One Hannover Square, Suite 1700, Raleigh, North Carolina 27602; (919) 828-4481. The cost of the Bank's legal counsel shall be charged to, and be paid by, the Borrower.

         15. QUALITY OF DOCUMENTS AND ITEMS: Each document and item required to be submitted to the Bank pursuant to this Commitment shall be in form and substance reasonably satisfactory to the Bank and its counsel.

         16. LOAN DOCUMENTS AND ITEMS REQUIRED FOR INITIAL LOAN PHASE
DISBURSEMENT: Prior to any disbursement under the Loans, the Borrower shall submit to the Bank those documents and items typically required by the Bank, including, but not limited to, the following:

Highwoods/Forsyth Limited Partnership
May 9, 1996
Page 6




                  16.1 loan agreement, including the covenants set forth herein;

                  16.2 the Notes, which provide for a default interest rate equal to stated rate plus four percent (4%), and a late charge of four percent (4%) of the amount of any late payment;

                  16.3  guaranty agreement;

                  16.4 borrower's affidavit executed by a principal of the Borrower as to various matters requested by the Bank;

                  16.5 borrowing authority and capacity instruments of each of the Borrower and the Guarantor;

                  16.6  attorney's opinion;

                  16.7 certified financial statements of the Borrower and the Guarantor;

                  16.8 certified copy of the Borrower's limited partnership agreement (and any amendments thereto), together with any agreements by and between the Company and the Borrower;

         17. ITEMS REQUIRED FOR SECURED REVOLVING LOAN PHASE: In the event the Revolving Loan converts to the Secured Revolving Loan Phase, the Bank shall require, in addition to the items provided in Section 16, items typically required by the Bank in connection with loans secured by real estate, including, but not limited to the following: (i) a first priority deed of trust and security agreement (the "Deed of Trust"); (ii) an assignment of rents and leases; (iii) title insurance coverage insuring the Bank's first lien, subject only to such matters as are reasonably acceptable to the Bank; (iv) evidence of adequate extended coverage casualty and liability insurance; (iv) MAI appraisals; (v) as-built surveys, (vi) tenant estoppel certificates and subordination, nondisturbance and attornment agreements with respect to tenants;
(vii) UCC fixture filings; and (viii) financial information with respect to tenants and operating statements for each property subject to the Deed of Trust.




         18.      DIVIDENDS:

                  18.1 Except to the extent necessary to comply with regulations governing real estate investment trust ("REIT"), the Company shall not declare or pay any dividends or distributions, or purchase, redeem or retire any shares of its capital stock that would create or cause an event of default;

Highwoods/Forsyth Limited Partnership
May 9, 1996
Page 7




                  18.2 Except to the extent necessary to comply with REIT rules requiring payment of not less than ninety-five percent (95%) of earnings as dividends, the Company will limit declaration and payment of dividends to one hundred percent (100%) of Cash Available for Distribution. For purposes hereof, "Cash Available for Distribution means all Funds from Operations (as defined by the Board of Governors of the National Association of Real Estate Investment Trusts) less Capital Expenditures and principal payments on debt, (other than principal payments arising from the refinancing of existing debt). Any changes in the definition of Funds From Operation shall require the Bank' approval before being utilized in connection with the Revolving Loan.

         19. LOAN COVENANTS: During the entire term of any of the Loans, the Borrower and/or the Company, as indicated, shall adhere to the following covenants:

                  19.1 The Company shall maintain its status as a REIT, as defined in Sections 856-860 of the Internal Revenue Code and shall be in compliance with all applicable laws during the term of the Loans.

                  19.2 The Company will retain its general partnership interest in the Borrower, and shall not incur any direct liabilities except as provided in the Guaranty.

                  19.3 All net proceeds from any public offering of securities issued by the Company shall be applied (i) first to the repayment of the Bridge Loan, and (ii) second, to the repayment or reduction of the Revolving Loan .

                  19.4 Each of O. Temple Sloan, Ronald P. Gibson, and Carman Liuzzo shall remain in their current management roles with respect to the Borrower. In the event that either of the above-referenced individuals ceases to be actively involved as a result of death, disability or any other reason, the Borrower shall have a period of six (6) months in which to provide substitute personnel reasonably satisfactory to the Bank.

                  19.5 Each of the Company and the Borrower shall maintain its principal offices in Raleigh, North Carolina.

                  19.6 The Company will not merge or consolidate unless thereafter: (a) the Company is the surviving entity under any such transaction; and (b) no default exists under the Revolving Loan.

                  19.7 Neither the Borrower nor the Company will enter into any transaction with any affiliate, except in the ordinary course of business and on terms and conditions fair and reasonable and no less favorable to the Borrower or the Company than would be obtained with a non-affiliate.

Highwoods/Forsyth Limited Partnership
May 9, 1996
Page 8




                  19.8 The Borrower will not engage in any form of lending activity except with respect to joint ventures or other activities where the Borrower will also have a majority or controlling ownership or management interest. Notwithstanding anything herein to the contrary, the Borrower may lend money to tenants for tenant improvements to be repaid during the course of the leases with such tenants; provided, however, loans to tenants (other than existing loans) shall not exceed in the aggregate two-tenths of one percent (.20%) of the Borrower's total assets as reflected on its most recent financial statement.

                  19.9 The Borrower will not incur any secured recourse indebtedness without the Bank's prior written approval other than the secured recourse indebtedness existing as of the date hereof.

         20. FINANCIAL COVENANTS DURING INITIAL REVOLVING LOAN PHASE: The Borrower shall comply with each of the following financial covenants during the Initial Revolving Loan Phase:

                  20.1 The Borrower's Total Liabilities shall not exceed fifty-seven percent (57%) of Market Capitalization.

                  20.2 The Borrower shall at all times maintain a Tangible Net Worth of not less than $450 million, which amount shall be increased by not less than eighty-five percent (85%) of the net proceeds of any future offerings of the Company's capital stock.

                  20.3 The Borrower shall at all times maintain a ratio of Total Liabilities to Total Assets At Cost of no more than .69 to 1.0.

                  20.4 The Borrower shall at all times maintain a ratio of Earnings Before Interest, Income Tax, Depreciation and Amortization to Interest Expense plus Capital Expenditures of not less than 1.75 to 1.0

                  20.5 The Borrower shall not incur any indebtedness other than the Revolving Loan during the Initial Revolving Loan Phase other than the Bridge Loan and indebtedness assumed in connection with the acquisition of Crocker Realty Trust, Inc.

                  20.6 The Borrower shall not grant or permit any lien, deed of trust, or other encumbrance on any of its Unencumbered Assets.

                  20.7 Speculative land purchases shall be limited to two percent (2%) of the aggregate value of the Borrower's income producing assets. For purposes of this calculation, land included in the Borrower's September 30, 1995 balance sheet and land purchased for development within three months of the date of purchase shall be excluded. The Borrower shall provide the Bank with an inventory of all unimproved land prior to the Closing Date.

Highwoods/Forsyth Limited Partnership
May 9, 1996
Page 9




         21. FINANCIAL COVENANTS DURING SECURED REVOLVING LOAN PHASE: In the event the Revolving Loan converts to the Secured Revolving Loan Phase, the Borrower shall comply with each of the covenants applicable to the Initial Revolving Loan Phase, as modified in this Section 21, as well as the following additional financial covenants:

                  21.1 The amount outstanding under the Revolving Loan shall not exceed sixty percent (60%) of the aggregate current appraised value of the properties subject to the lien of the Deed of Trust.

                  21.2 The aggregate Adjusted NOI of the properties subject to the Deed of Trust shall not be less than sixteen and one-half percent (16.5%) of the Borrower's Total Liabilities.

                  21.3 The Borrower shall at all times maintain a Tangible Net Worth of not less than $550 million, which amount shall be increased by not less than eighty-five percent (85%) of the net proceeds of any future offerings of the Company's capital stock.

                  21.4 The Borrower shall at all times maintain a ratio of Total Liabilities to Total Assets At Cost of no more than .60 to 1.0.

                  21.5 The Borrower shall at all times maintain a ratio of Earnings Before Interest, Income Tax, Depreciation and Amortization to Interest Expense plus Capital Expenditures of not less than 2.0 to 1.0

         22. FINANCIAL COVENANTS DURING UNSECURED REVOLVING LOAN PHASE: In the event the Revolving Loan converts to the Unsecured Revolving Loan Phase, the Borrower shall comply with each of the following financial covenants:

                  22.1 Adjusted Net Operating Income of the Borrower, divided by Total Liabilities of the Borrower, shall not be less than sixteen and one-half percent (16.5%).

                  22.2 The Borrower's Total Liabilities shall not exceed forty-five percent (45%) of Market Capitalization. In the event that this covenant is not maintained, but the covenant set forth in Section 22.1 above is maintained, such failure will not be considered a default under the Revolving Loan; provided, however, in such event the Bank shall not be obligated to make any further disbursements until such time as the Borrower is in compliance with the covenant set forth in this paragraph.

                  22.3 The Borrower shall at all times maintain a Tangible Net Worth of not less than $700 million, which amount shall be increased by not less than eighty-five percent (85%) of the net proceeds of any future offerings of the Company's capital stock.

Highwoods/Forsyth Limited Partnership
May 9, 1996
Page 10




                  22.4 The Borrower shall at all times maintain a ratio of Total Liabilities to Total Assets At Cost of no more than .50 to 1.0.

                  22.5 The Borrower shall at all times maintain a ratio of Earnings Before Interest, Income Tax, Depreciation and Amortization to Interest Expense plus Capital Expenditures of not less than 2.5 to 1.0

                  22.6 The Borrower shall at all times maintain a ratio of Unencumbered Assets to Unsecured Debt of not less than 2.25 to 1.0.

                  22.7 The Borrower shall at all times maintain a ratio of secured debt to Total Assets of not more than .30 to 1.0.

                  22.8 The Borrower shall at all times maintain a ratio of Adjusted NOI as derived from Unencumbered Assets to interest expense paid on Unsecured Debt of not less than 2.25 to 1.0.

                  22.9 The Borrower shall at all times maintain a ratio of Adjusted NOI derived from Unencumbered Assets to Unsecured Debt of not less than
 .18 to 1.0.

         23. DEFINITIONS USED IN FINANCIAL COVENANTS: For purposes of determining compliance with the financial covenants, the following definitions shall apply:

                  23.1 "Adjusted NOI" means net operating income as defined by generally accepted accounting principles before deducting debt service and non-cash items, less actual Capital Expenditures;

                  23.2 "Capital Expenditures" means all expenditures required for the leasing of space within assets owned and previously leased by the Borrower, including upfit expenses and leasing commissions, together with expenses for renovation or improvement of existing properties that are classified as capital expenditures under generally accepted accounting principles. Leasing and tenant improvements expenditures with respect to space not previously leased shall not be included in any calculation of Capital Expenditures, but must be reported to the Bank on a quarterly basis. The Bank reserves the right to approve the Borrower's Capital Expenditures budget on an annual basis.

                  23.3 "Market Capitalization" means the market value of issued and outstanding common stock of the Company based on an average of the last twenty trading days, plus the value of limited partnership units of the Borrower if each such unit were converted to a share of common stock of the Company, plus Total Debt of the Borrower.

Highwoods/Forsyth Limited Partnership
May 9, 1996
Page 11




                  23.4 "Tangible Net Worth" means tangible net worth determined in accordance with generally accepted accounting principles, including the value of limited partnership units in the Borrower as if each such unit were converted to a share of the Company's capital stock;

                  23.5 "Total Assets at Cost" means the undepreciated book value of real estate assets. Assets that are acquired after the Closing Date shall be valued at actual cost not to exceed the actual purchase price on Adjusted NOI divided by ten percent (10%);

                  23.6 "Total Debt" means all indebtedness of the Borrower, less trade payables;

                  23.7 "Total Liabilities" means total liabilities as determined in accordance with generally accepted accounting principles, including contingent liabilities and unfunded debt;

                  23.8 "Unencumbered Assets" means all assets of the Borrower represented to the Bank as of the date hereof not to be subject to any lien, pledge or encumbrance of any kind, as well as any assets acquired hereafter free and clear of any lien, pledge or encumbrance;

                  23.9 "Unsecured Debt" is the amount of unsecured debt of the Borrower actually outstanding and shall not include unfunded debt.

         24. DEFAULTS: The following, among other things, shall be Events of Default under the Loans: (a) non-payment of any installment of principal or interest within five days when due; (b) failure to meet any financial covenant for fifteen (15) days after the financial report demonstrating such failure is delivered to the Bank; (c) failure to meet any other covenant or condition in the loan agreement for 30 days; (d) default under the terms of any indebtedness in excess of $3,000,000 (other than arising from one or both of the Loans); (e) the filing of any bankruptcy, insolvency or reorganization petition by or against the Borrower or the Company; (f) final judgment in excess of $1,000,000 that continues unsatisfied or unstayed for 60 days; (g) failure to comply with ERISA; (h) failure of the Company to maintain its status as a REIT within the meaning of Section 856 of the Internal Revenue Code of 1986; and (i) other customary events of default. The bank shall provide notice and a reasonable cure period, not to exceed five (5) days for a monetary and fifteen (15) days for nonmonetary default; provided, however, the events of default set forth in subsections (e), (g), and (h) of this Section 24 shall not be subject to any cure period, nor shall such events be subject to the thirty-day period specified in subsection (c) of this Section 24.

         25. CROSS-DEFAULT: Notwithstanding any other provision herein to the contrary, any default under either of the Bridge Loan or the Revolving Loan shall constitute an immediate default under the other Loan.

Highwoods/Forsyth Limited Partnership
May 9, 1996
Page 12




         26. SYNDICATION OF LOANS: The Borrower acknowledges that the Bank may elect to sell assignments or participation interests in the Loans to other lenders, and, in connection therewith, the Borrower agrees to execute and deliver to the Bank the letter from NationsBanc Capital Markets, Inc. dated May 2, 1996, and attached hereto as Exhibit B. The Borrower consents to the sharing of information regarding the Borrower and its properties with prospective participants, and the Borrower further agrees to cooperate with the Bank's efforts to sell participation interests, including, but not limited to, conferring with prospective participants at reasonable times and on reasonable notice from the Bank. In addition, in the event the Bank determines in its discretion that it is necessary in order to facilitate the sale or assignments or participations in the Loans, the Borrower agrees that the definition of LIBOR used herein may be modified such that the interest rate hereunder is fixed for thirty-day periods rather than being subject to adjustment on a daily basis.

         27.      GENERAL CONDITIONS:

                  27.1 Assignments: Neither this Commitment nor any interest in it may be assigned by Borrower without both of the Bank' prior written approval.

                  27.2 Expenses: The Borrower shall pay for and shall hold the Bank harmless from all reasonable costs and expenses incurred in connection with the Revolving Loan (pre-and post-closing). Borrower shall reimburse the Bank for all such costs and expenses paid by the Bank.

                  27.3 Arbitration: The loan agreement, guaranty agreement, note and other loan documents that the Bank deems appropriate shall contain the Bank's standard arbitration provisions.

                  27.4 Determination of Compliance with Financial Covenants: The Borrower's compliance with the applicable financial covenants shall be monitored no less frequently than quarterly by calculating the percentages on an annualized basis based upon the last four (4) trailing quarterly financial statements. The Bank and the Borrower shall agree upon a format for reports to be submitted to the Bank, which reports shall be certified as true and accurate by the Borrower's chief financial officer.

                  27.5 Financial Statements: The Company shall submit consolidated annual (and when so requested, consolidating) financial statements to the Bank. Such statements shall include, at a minimum: a balance sheet; an income and expense statement; and a statement showing contingent liabilities. Annual statements of the Company shall be signed by an officer of the Company, attesting to the accuracy of the statement. Annual statements

Highwoods/Forsyth Limited Partnership
May 9, 1996
Page 13



shall be audited and bear the unqualified opinion of an acceptable certified public accountant and must be submitted to the Bank within one hundred twenty
(120) days of each such entity's fiscal year-end.

                  27.6     Other Reporting Requirements:

                           (a) Within forty-five (45) days of the end of each
fiscal quarter, the Company shall provide a certified copy of its 10Q report for the previous quarter.

                           (b) Within one hundred twenty (120) days following
the end of each fiscal year, the Company shall provide a certified copy of its 10K report for the previous year.

                           (c) Within forty-five (45) days of the end of each
fiscal quarter, the Company shall provide quarterly operating statements showing Adjusted NOI over the prior twelve-month period, as well as any other reports required hereunder.

                           (d) Within forty-five (45) days of the end of each
fiscal quarter, the Company shall provide a listing of properties under development showing the total capital obligation of the Company and funds expended to date.

                           (e) Within forty-five (45) days of the end of each
fiscal quarter, the Company shall provide information with respect to compliance with the financial covenants provided herein.

                  27.7 Representations: The issuance of this Commitment is based upon the accuracy of your representations and statements, any loan application and all additional information, representations, exhibits and other matters submitted to the Bank for its consideration. The Bank shall have the option to declare this Commitment to be breached if there shall have been any material misrepresentation or misstatement or any material error in anything submitted to the Bank, or, if prior to the initial Revolving Loan disbursement, there shall have been a material adverse change in the state of facts submitted to the Bank, including any threatened or pending litigation affecting the Borrower or Crocker Realty Trust, Inc., or Borrower or the Company has become insolvent or bankrupt.

                   27.8 Entire Agreement: This Commitment, when accepted, shall constitute the entire agreement between Borrower and the Bank, and it may not be altered or amended unless agreed to in writing by the Bank and Borrower.



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Highwoods/Forsyth Limited Partnership
May 9, 1996
Page 14




         28. ACCEPTANCE: Please indicate your acceptance of this Commitment by signing two copies of this Commitment letter and returning one to the attention of Jack M. Wiser. The Bank acknowledges receipt of your check in the amount of $1,227,500.


Very truly yours,

NATIONSBANK, N.A.



Jack M. Wiser
Vice President
919/829-6899




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Highwoods/Forsyth Limited Partnership
May 9, 1996
Page 15





The undersigned, duly authorized on behalf of the Borrower, accepts the terms and conditions of the foregoing Commitment:

HIGHWOODS/FORSYTH LIMITED PARTNERSHIP,
a North Carolina limited partnership

By:      Highwoods Properties, Inc., a
          Maryland corporation, its
          sole general partner


         By:______________________________
         Title:___________________________

Date:___________________________________


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